EXHIBIT G-1



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





NS Power Holdings Inc. is a diversified energy and services company, with 440,000 customers, and $2.8 billion in assets. Our primary operating subsidiary, Nova Scotia Power, is the dominant electricity supplier in Nova Scotia. Our energy product line also includes bunker oil, and diesel fuel, and we deliver 100 million litres of light fuel oil annually. We have a 12.5% interest in the Maritimes & Northeast Pipeline. At NS Power Holdings, we are realizing our vision to be the customers' choice in energy and services.

Earnings
(in millions)


94.8    90.0    92.7    85.4    100.4

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 95      96      97      98      99




Dividends
($)


0.78    0.80    0.81    0.82    0.83

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 95      96      97      98      99



Dividend Yield

* Average Canadian 10-Year Bond Yield
* NSH

8.50______________________________________


7.00______________________________________


5.50______________________________________


4.00______________________________________
        95      96      97      98      99



Cash from Operations
(in millions)


197.1   194.0   304.7   228.0   223.7

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 95      96      97      98      99

---------- ---------------------------------------------------------------------
   1999    Corporate Highlights

---------- ---------------------------------------------------------------------

           Earnings of $100.4 million, an 18% increase over 1998

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           Earnings per share of $1.16

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           Record electrical energy sales of $790.2 million (10,365 GWh)

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           Third consecutive year without an electricity price increase

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           10.8% return on equity in electric utility, near the top of allowed range

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           Maritimes & Northeast Pipeline makes first Sable Gas deliveries

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           Home heating and light fuel oil sales of more than 100 million litres

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           Dividend increase in 1999 and 2000

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           Natural gas development driving strong regional economy

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









2        Letter to Shareholders
6        Progress Report

         8        Customer Advantage
         10       Operations Efficiency
         12       Business Development
         14       Community Investment

16       Management Discussion and Analysis
30       Management Report
31       Auditors' Report
32       Financial Statements
46       Corporate Governance
IBC      Executives and Directors




                                    [PICTURE OMITTED]
fellow shareholders

----------------------------------------------------------------------

                    In 1999 our company delivered more energy, in more forms, to more customers, than ever before. The Nova Scotia economy surged, and that meant record numbers of residential, commercial and industrial customers, and record sales.

02 We can capture the essence of everything that went on in our company in 1999 with eight simple, but powerful words - we accomplished what we set out to do. We faced challenges, we seized opportunities, we made progress, and we positioned ourselves for continued growth.

     We said we would restore earnings success, and we did. In 1999 earnings were $100.4 million, an 18% increase from $85.4 million in 1998. The majority of these earnings flowed from the strength of our regulated electric utility, which achieved a satisfying return on common equity of 10.8%, compared to 9.5% last year, despite continued warmer-than-normal temperatures. Industrial sales drove revenue growth, increasing 12% over 1998, due largely to expanded operations at our largest industrial customer, Stora Enso, Port Hawkesbury.

     We said we would capitalize on Sable Gas, and we did. One of the most exciting devel-opments in 1999 was the completion of the Maritimes & Northeast Pipeline (M&NP), which delivered Sable Island natural gas to its first customers just before year-end. Our 12.5% interest in the pipeline gives us a unique vantage point on Sable gas development and its promise of other potential investment opportunities for our company. More than half the pipeline is in the northeastern United States, marking NS Power Holdings' first investment in operating interests outside Nova Scotia. Management will continue to carefully assess investment opportunities beyond our provincial borders, where we con-tribute unique strengths and can achieve significant gains for our shareholders.

     We said we would become more than an electricity company, and we did. In less than a year, we have built our home heating business to deliver over 100 million litres annually. We

                                    [PICTURE OMITTED]

                        Derek Oland Chairman of the Board
                David Mann President and Chief Executive Officer


also expanded our heavy fuel oil business in 1999, and added diesel oil and industrial lubricants to our product mix. Providing these complementary energy products builds revenues and grows earnings, as operational synergies are achieved in areas such as customer service, billing systems and buying power.

We said we would build success through our customers, and we did. Our competitive growth opportunity is grounded in the value of our solid relationship with our existing customers. That relationship is built on trust, created by reliably and safely delivering the energy, and providing the services, that are essential to their comfort, success and well being. We strengthened that customer connection in 1999, by making it our third consecu-tive year without an electricity price increase. Strong customer confidence in our core electric business accelerates customer acceptance of the new products and services we introduce.

We said we would stay focused on cost management, and we did. It is essential to our profitability today, and to our competitiveness tomorrow. Fuel for generation comprises over one-third of our total costs. We use more coal in our power generation than any other fuel source. We cannot overstate the importance of a reliable, high quality and competitively priced source of this staple input to our business. In 1999, close attention to fuel pricing and plant efficiency, and effective fuel switching strategies kept fuel cost increases to 4% in spite of a 6% increase in production. Operating, maintenance and general expenses increased as our customer base grew, and demand for electricity and other services rose, but efficiency gains across the organization mitigated these volume-related increases. As we move into 2000 and beyond, increasing capacity utilization will be critical to managing our costs downward. By encouraging customers to move some of their demand to off-peak hours, we will be able to defer investment in additional generation assets.

Our advance into competitive energy businesses

has important implications for our regulated electric

business. The sales, marketing and customer service

skills, and entrepreneurial mindset necessary for

success in these businesses become more critical

to our electric business every day.


04 We said we would enhance earnings quality, and we did. 1998 reminded us that while the shareholders' opportunity for reward from the regulated utility is limited, their opportunity for risk is not. During 1999, we implemented a progressive Enterprise Risk Management system to ensure dynamic management of commodity prices and fuel sources, foreign exchange, interest rates, and even the effects of weather variance on our revenues. Our strategy enjoyed considerable success, not the least of which was the realization of $2.7 million of net proceeds from weather-risk contracts that substantially offset the effects of warmer temperatures this year.

     We said we would prepare for increased competition, and we did. The arrival of natural gas in Nova Scotia will present challenges as well as opportunities. Our exposure is limited by the fact that only 20% of our residential electric demand comes from space heating. As well, costs to convert to gas from both electricity and oil are high. Our ongoing success in maintaining stable prices, and in giving customers options for managing their energy costs positions us to manage natural gas competition when it arrives. We are also working proactively with our industrial customers to implement a new, favourable, "load retention" rate, which would make electricity pricing competitive with self-generation using alternative fuel sources.

     Our advance into competitive energy businesses has important implications for our regulated electric business. The sales, marketing and customer service skills, and entrepreneurial mindset necessary for success in these businesses become more critical to our electric business every day. In diversifying our company, we provide an opportunity for all of our employees to benefit from the knowledge and experience in these areas that staff members from our new ventures bring to the company. The transfer of those skills strengthens the customer focus in our core electric business. By operating with the customer interest at the forefront of every decision and every action, we will be ready for deregulation whenever it arrives.

     We said we would live up to our environmental responsibilities, and we did. As a consumer of primary energy sources, we must utilize those resources in an efficient manner, minimizing and managing the impact we have on the environment where we, and our customers, work and live. In 1999 we made good progress in achieving our environmental goals. In 2000, the completion of the conversion of our Tufts Cove generator to burn natural gas as well as oil will further reduce our emissions.

     Our employees made this year the success that it was. They continue to rise to the chal-lenges of increased competitiveness, and to embrace our customer-focused strategy. Their commitment strengthened our organization and turned our goals into reality. In addition to their contribution to our company, many helped extend our commitment to improving the quality of life, and the environment, in our communities. On behalf of management and the Board of Directors, we express sincere thanks for a job well done.

     Operational expertise in our core electric utility, increased customer focus, disciplined growth in complementary lines of business, and sophisticated risk management, work together to increase the quality of earnings. This gives the Board of Directors confidence to once again increase the dividend payable to all common shareholders.

     In closing, we would like to acknowledge the expert guidance provided by the Board of Directors of the company and offer our thanks to them. In particular, we acknowledge the outstanding contribution made by Mr. Thomas R. Hall, a director since 1992, who will be retiring in May of 2000.

     We entered 1999 with the strategy to be our customers' choice in energy and services. We accomplished much in the year. We enter 2000 with the foundation of people, performance, growth opportunities, and customer focus to declare that we are indeed on course.

Derek Oland Chairman of the Board (signed)
David Mann President and Chief Executive Officer (signed)

[PICTURE]


At NS Power Holdings Inc., our vision is to be the customers' choice in energy and services. We live that vision every day, through accomplishments in four key areas.

o Customer Advantage - acknowledging our customers as our greatest asset, and treating them accordingly;

o    Operations   Efficiency  -  maintaining  high   reliability,   and  service
     excellence, while keeping costs down for our customers;

o Business Development - offering our customers a full complement of energy products and services; and

o Community Investment - investing in the communities where our customers and employees work and live.

     We have set a focused and disciplined course for success and growth. We are achieving results through the execution of our own unique plan. The progress report in the following pages proves that we are on course.

Above, Left to right > Trudy Cromwell, Customer Representative, Call Centre; Point Tupper Generating Station; Maritimes & Northeast Pipeline under construction; Erin C. MacNeil, Centennial Scholarship Winner, Sydney, Nova Scotia Opposite > Katherine Barss, residential customer, Hammonds Plains, Nova Scotia our greatest asset

---------------------------------------------

                       Our company has 440,000 customers, and every one of them relies on us to provide a service that is integral to their well-being, success and comfort. We do it, reliably and efficiently. Their trust, and our ability to deliver, is the foun-dation for a relationship with our customers that is, quite simply, our single greatest asset, and the one on which we will build our success in the 21st century.

08 Maintaining customers' confidence, and developing our relationship to provide other products and services, depends on our ability to provide the best service at the best price. We're proud of the fact that our customers have not faced an electricity price increase in three years. We have no plans to interrupt that trend in 2000.

     We are going further, helping customers to reduce energy costs by offering lower rates for electricity purchased outside of peak periods. Electric thermal storage units, part of our product mix, make this possible, enabling residential and commercial customers to bank energy at night and use it during the day. In addition, we are seeking regulatory approval to offer new, competitive, "load retention" rates to major industrial customers, to ensure they continue to look to us for their electricity needs. Keeping industrial users on the system helps keep prices stable for all of our customers, because it ensures the system's fixed costs continue to be shared over a wide customer base.

     Standards for service have never been higher than they are now. Our customers' expec-tations of us are not only driven by what we do, but also by every other service provider they encounter. Nothing less than excellence will suffice. Accordingly, in 1999 No va Scotia Power created a "Customer Needs Team", in which operations staff, field personnel and customer service staff work together to fundamentally change the way we serve customers. We also installed High Volume Call Answering technology, to increase the information flow during times when weather or other difficulties disrupt power supply. We enhanced our Interactive Voice Response telephone system to make it easier for customers to communicate with us every day, and, toward the end of the year, we introduced the convenience of Internet billing ("e-bill") for residential customers.

                                      440
                                      000
                                customers strong


     Our customers are responding to our efforts. Each year we conduct a customer survey, and the 1999 results show overall opinion of us is high and continuing to increase. The importance of this result cannot be overstated. Our customers' impressions of Nova Scotia Power as knowledgeable, dependable, responsive, friendly and trustworthy will one day influence their decision to continue to do business with us when competition for electricity arrives. And it will also persuade them to purchase other products and services that are key to our growth.

     We entered the year with a strategy to be our customers' choice for energy and related services. We're on course, with a greater portfolio of energy products and related services, an improved ability to deliver them, and a larger and more loyal customer base choosing to buy from NS Power.


A DIVERSIFIED CUSTOMER BASE



37% Industrial         34% Residential       25% Commercial         4% Other

2 > O P E R AT I O N S E F F I C I E N C Y essential service

---------------------------------------------------------------------

                       Electricity generation, transmission and distribution have comprised the core of our business for more than 75 years. In 1999, we achieved record volumes, delivering essential energy services to a broad base of residential, commercial, and industrial customers. essential services

Competitive benchmarking in our power generation business places Nova Scotia Power in the top third of North American utilities for reliability and cost of service. Our success in generation is evidenced by the high reliability, low-cost production, and fuel efficiency that we achieved during 1999. While sales volumes increased, plant operating and fuel costs were closely controlled by managing the increased volumes through improved asset utilization, shifting demand to off-peak times, and managing our fuel mix to increase efficiency. A number of employee-driven production improvements during the year, as well as enhanced staffing flexibility, also helped increase overall operations efficiency.

     Fuel accounts for over one-third of our power generation expense, so not surprisingly, the company places particular focus on managing these costs. In 1999, the Cape Breton Development Corporation was unable to deliver a portion of the coal they supply to the company under a long-term contract, which led Nova Scotia Power to increase its use of lower-priced, imported coal. We also utilized fuel-switching strategies to reduce our oil consumption; particularly important in light of the increase in the price of this commodity during the year.

     We're expanding our fuel sources to further increase fuel management opportunities. The Tufts Cove generating station is in the final stages of the conversion that will enable it to operate with either natural gas or oil. The Point Aconi plant, with its advanced emissions-control equipment, has the capacity to burn a significant amount of petroleum coke, which is considerably lower in cost than coal.

                                    [PICTURE]

     Our progressive Enterprise Risk Management program will greatly enhance our control over our fuel costs in 2000, and beyond. Dynamic management of commodity price and foreign exchange, with a comprehensive portfolio of fixed price, swap and option contracts, has eliminated substantially all of the variability in fuel prices for 2000.

     Emphasis on meeting customers' needs while controlling costs drove the creative initiative that will allow us to deliver the increased electric energy needs of one growing Nova Scotia community without making a significant capital investment. By re-routing services and making only minor upgrades to existing infrastructure and distribution networks, we will eliminate the need for a major new distribution system. Strategic and creative thinking will turn a potential $10 million expenditure into a $1 million expenditure!

     Our efficiency gains never come at the expense of safety. In 1999, the Nova Scotia Construction Safety Association recognized Nova Scotia Power workers with one of the highest scores ever awarded in a safety audit. Extending our safety commitment to overall health, we implemented a program that offers health risk assessment to all employees. Our power production unit broadened the company's safety initiative, piloting a home safety awareness program that makes safety a 24-hour a day focus.

Above, Left > Ken Francis, System Operator, Ragged Lake Control Centre Centre > Ken Wentzell, Maintenance Services Supervisor, Tufts Cove Generating Station Right > Top: Wayne Joudrey, Leading Power Line Technician, Metro Region; Bottom:
Phil Stevens, Leading Power Line Technician, Metro Region

 3 > B U S I N E S S D E V E L O P M E N T
energy solutions for customers
------------------------------

                       "Knowledgeable", "trustworthy", "friendly" and "reliable". These words are frequently used by customers to describe our core electric utility, Nova Scotia Power. Building on the strength of this existing relationship with customers, we are becoming their clear choice for a new array of energy products and services.

Through our growth-oriented subsidiary, Enercom, we have expanded our product line to provide more choices in energy, including home heating fuel, industrial lubricants, bunker oil and diesel fuel. Nova Scotia Power is also providing customers with new and value-added services like "Log One", an automated system that uses motion sensors to determine when residential apartments are unoccupied, and then slowly lowers the room temperature, enabling building managers to control costs on an apartment-by-apartment basis. On a recent pilot, Log One proved it could reduce winter energy costs by as much as 33%. Many customers have embraced our broader product and service offerings. For example:

o Maritime Life, a prominent Canadian insurance company headquartered in Halifax, worked with us to better understand their energy use, and contracted for furnace oil and other services.

o A commercial customer, Urchin Property Management, with 18 apartment and business complexes under management, purchases furnace oil, uses our energy management services, and installed Electric Thermal Storage units to lower energy costs.

o Eastlink Cable, which serves 190,000 customers across the province relies on us for fibre optic design engineering and construction services.

We're not only expanding our product and service line - we are expanding geographically too. Our 12.5% interest in the Maritimes & Northeast Pipeline has enabled us to diversify our energy platform, and stretched our boundaries into the northeastern United States. The pipeline is now delivering Sable Island natural gas to its first customers in Maine and Massachusetts.

The success and strength of our core electric business positions us now, more than any other time in our history, to grow with the energy and services opportunities available to us in Nova Scotia, throughout the Maritimes, and beyond.

Opposite, Inset > Diesel Cardlock System Top > Bill Camp, Manager Development and Systems, ABT Canada Left > Raw material prior to processing Right > Exterior hardboard siding awaiting shipment to customers

                                    [PICTURE]


ABT Canada Limited, a Louisiana Pacific Company operates a 240,000 square foot facility in East River, Nova Scotia. The plant produces exterior hardboard siding, door facings, industrial hardboard products and wall panelling for customers in 25 countries around the world.

NS Power Holdings supplies Bunker C oil, light fuel oil and electricity for ABT Canada's operations and installed structured wiring for their communications systems.

NS Power Holdings also operates a state-of-the-art cardlock system at the site for convenient, high speed dispensing of diesel oil for trucks.

C O M M U N I T Y I N V E S T M E N T
doing well by doing good
-------------------------------------------------------------------------

                       Together with our employees, NS Power Holdings commits more than three quarters of a million dollars, and countless hours each year supporting our com-munity. Helping young people has long been a focus of these contributions. In addition, we concentrate our efforts on safety and the environment; two areas where we have particular interest and expertise.

We made a significant investment in the young people of Nova Scotia in 1999, funding 80 university scholarships. We also contributed to Regional Science Fairs, the Junior Achievement Economics of Staying in School program, and sponsored children to attend Sunship Earth, a five-day summer camp, where fun and environmental awareness go hand-in-hand.

Our focus on youth extends to their safety. We partner with the IWK Grace Health Centre in funding the Nova Scotia Child Safety and Injury Prevention Program, which focuses on reducing the incidence and severity of childhood injuries. Our safety projects expanded in 1999, when we responded to a pressing community need by sponsoring a province-wide Crosswalk Safety Program in partnership with several other leading Nova Scotia companies.

Environmental considerations play an important part in all our business decisions. We contribute directly to improving our environment through a variety of community-run programs. Our Waterwork program, which began in 1992 in partnership with the Nova Scotia Department of the Environment, has funded over 140 projects improving and protecting Nova Scotia waterways. In 1999, the Nova Scotia Nature Trust was one of several environmental enhancement programs we supported. Clean Nova Scotia honoured us as their "Sponsor of the Year" for our support of their environmental focus efforts.

Our employees are at the heart of our giving - their dedication is inspiring. Spreading the "Good Neighbour" philosophy, NS Power staff have raised funds for numerous charities, volunteered with the IWK Grace Children's Miracle Network Telethon, donated money, food, and toys to families in need, and provided their time, their skills, and their hard work, for all types of worthwhile community endeavours.

At NS Power Holdings, we sincerely believe that supporting our communities is an investment in our employees, our customers, and our future.

                                    [PICTURE]

M A N A G E M E N T D I S C U S S I O N A N D A N A LY S I S

1 9 9 9  NS P o w e r H o l d i n g s I n c .

The Management Discussion and Analysis (MD&A) provides a review of the significant developments that affected NS Power Holdings Inc.'s performance during 1999 relative to 1998, and its current financial position. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties which may cause the actual results of the company to be materially different from those expressed or implied. To enhance shareholders' understanding, certain multi-year historical financial and statistical information is presented. Throughout this discussion, "NS Power Holdings Inc." and "NSH" refer to NS Power Holdings Inc. and all of its consolidated subsidiaries and affiliates.

F i n a n c i a l H i g h l i g h t s

NS Power Holdings Inc.'s success in implementing its strategic objectives is reflected in the following financial performance indicators:

Revenues - Despite continued warmer-than-normal temperatures, electric revenues increased 5%, to $790.2 million in 1999, from $750.8 million in 1998. Other revenues increased 54%, from $22.3 million in 1998 to $34.4 million in 1999, reflecting growth in new lines of business.

Earnings - Net earnings applicable to common shares increased to $100.4 million or $1.16 per share in 1999 from $85.4 million or $0.99 per share in 1998.

Dividends - NSH maintained its commitment to dividend growth, increasing the common share dividend by $0.01, to $0.83 in 1999. A further $0.01 annual increase commenced in January 2000. Higher earnings in 1999 resulted in an improvement in the dividend payout ratio, from 83% to 72%.

Cash  from   Operations  -  Net  cash  provided  by  operating   activities  was
significant, at $223.7 million, comparable to the $228.0 million generated in 1998.

I n t ro d u c t i o n

NS Power Holdings Inc. (NSH) is a diversified energy and services company, which incorporates three primary operating units:

o NSH's primary subsidiary is Nova Scotia Power Inc. (NSPI), a wholly-owned, fully-integrated electric utility, with $2.8 billion of assets, that serves 440,000 customers in Nova Scotia. NSPI is the primary electricity supplier in Nova Scotia, providing the vast majority of the generation, transmission and distribution of electricity in the province.

o NSH's vehicle for growth and diversification outside of its core electric business is its Enercom Inc. subsidiary. Enercom's mandate is to lever assets, including strong customer relationships and operational expertise, into new lines of business, complementary to NSH's existing energy and services portfolio. Accordingly, Enercom has expanded NSH's energy product line to include distribution of a wide range of fuel oil products, and related products and services.

o NSH has a 12.5% equity investment in the Maritimes & Northeast Pipeline (M&NP), which transports Sable Island natural gas to markets in Maritime Canada and the northeastern United States.

In addition to these operating units, certain functions are carried out in the NS Power Holdings Inc. corporation, including strategic planning and business development activities. The individual corporation is referred to herein as Holdings Corporate, to distinguish it from the NSH consolidated entity.

ORGANIZATION STRUCTURE

                                        NSH
       ------------------------------------------------------------------
       |                                 |                               |
       NSPI (100%)                  ENERCOM (100%)           M&NP (12.5%)

This Management Discussion and Analysis presents information by operating unit, beginning with an overview of each business; followed by discussion of its 1999 operating results and liquidity and capital resource details; then the outlook for 2000. The MD&A concludes with a discussion of business risks and enterprise risk management on a consolidated basis.

Enercom and M&NP are of strategic importance to NSH, and are expected to have a significant financial impact over time. Accordingly, detailed commentary on each of these operations is provided in this report

1999 Financial Highlights                                        Earnings before
                                                                        Interest

----------------------------------------- ------- ------ -------- -------------

NSPI                                                                   $ 242.9
Enercom                                                                    1.3
M&NP                                                                       7.4
Holdings Corporate                                                       (3.4)
----------------------------------------- ------- ------ -------- -------------
Total                                                                  $ 248.2

Less:

Interest                                                                 136.5
Preferred shares                                                          11.3
----------------------------------------- ------- ------ -------- -------------
Consolidated net earnings                                              $ 100.4
----------------------------------------- ------- ------ -------- -------------
                                           1999    1998    1997
Cash provided by                           223.7  228.0   304.7
  Operating activities (millions of $)
Dividends per common share                $ 0.83  $ 0.82  $ 0.81
Earnings per common share                 $ 1.16  $ 0.99  $ 1.07



N o v a S c o t i a P o w e r I n c .

Overview

-----------------------------------------------------------------------

The core business of NSH is electricity. The sustained success of its electric utility, NSPI, is integral to the creation of shareholder value, providing a quality earnings stream and cash flow to support growth and diversification.

NSPI is the primary electricity supplier in Nova Scotia with 97% of the generation, 99% of the transmission and 95% of the distribution in the province. Approximately 70% of the company's generation is coal-fired, with oil-fired generation and hydro production offering generation management options. In 2000, the conversion of NSPI's Tufts Cove generating station to burn natural gas as well as oil will be complete, providing the company with additional fuel switching capabilities, and improved environmental emissions performance.

1999 was a record year for NSPI,  despite the fact that Nova Scotia  experienced its second consecutive year of warmer-than-normal temperatures. The company utilized weather contracts to mitigate the impact of warm weather on space-heating revenue; successfully managed coal supply issues created by ongoing production difficulties at its primary coal supplier by increasing consumption of import coal; and utilized fuel switching strategies to manage generation costs in the face of increasing oil prices.

     NSPI's commitment to being the customers' choice in energy and services is stronger than ever. The rational customer chooses the supplier that provides the best quality service at the best value, and NSPI is determined to deliver on both counts. The company has successfully executed a cost-management strategy that resulted in 1999 being the third consecutive year without price increases.

     1999 also saw an increased focus on the quality service component of the customer value equation. NSPI created a "Customer Needs Team", where operations staff, field personnel and customer service staff work together to fundamentally change the way we serve our customers. We also installed High Volume Call Answering technology, and enhanced our Interactive Voice Response system to increase our capacity to answer customer calls and improve service.

MANAGEMENT DISCUSSION AND ANALYSIS

     We are also coordinating customers' desire for stable pricing with our objective of moving electrical load off peak. This will enhance our capacity utilization, and enable NSPI to delay or avoid investment in increased generation, while maintaining highly reliable service, and keeping overall costs, and prices, as low as possible.

     The regional economy is strong, largely due to the development of Sable Island natural gas reserves. Provincial economic growth was 3% in 1999, and is expected to maintain that level in 2000. Employment grew 3% in the past year, and retail sales were 4% higher in 1999.

Review of 1999

-----------------------------------------------------------------------

1999 was NSPI's  most  successful  year ever.  The  electric    ----------------
utility's contribution to consolidated net earnings | Net Earnings | increased to $100.1 million from $85.5 million in 1998. The | Increase |
contribution  is net of $3.1  million  gain  on the  sale of    |              |
Enercom shares to NSH, which is eliminated on consolidation.    | GRAPH        |
NSPI  earned  a return  on  common  equity  of 10.8% in 1999    |              |
compared  to 9.5% in 1998.  The  utility  is pleased to have    |              |
pro-vided  a  return  near the top of its  allowed  range of    |              |
10.5% - 11%.                                                    ----------------

REVENUE                 1999             Sales      % Change      1998          Sales      % Change    1997           Sales Mix %
Electric Sales Volume                     Mix %     1998-1999                   Mix %      1997-1998
(GWh)
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Residential             3,494.6          33.7       3.5           3,377.9       34.6       (3.5)       3,498.9        36.8
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Commercial              2,582.8          24.9       3.9           2,485.9       25.4       (0.8)       2,506.7        26.3
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Industrial              3,834.8          37.0       12.0          3,423.7       35.0       20.4        2,842.6        29.9
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Other                   453.2            4.4        (6.4)         484.4         5.0        (27.5)      667.7          7.0
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
                        10,365.4         100.0      6.1           9,771.9       100.0      2.7         9,515.9        100.0
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------

----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Electric Sales Revenue  1999             Sales      % Change      1998          Sales      % Change    1997           Sales Mix %
(millions of $)                          Mix %      1998-1999                   Mix %      1997-1998
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Residential             340.6            43.1       2.7           331.5         44.2       (2.2)       339.0          45.7
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Commercial              221.3            28.0       2.9           215.1         28.6       0.2         214.6          29.0
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Industrial              193.7            24.5       11.7          173.4         23.1       17.2        147.9          19.9
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
Other                   34.6             4.4        12.3          30.8          4.1        (22.8)      39.9           5.4
----------------------- ---------------- ---------- ------------- ------------- ---------- ----------- -------------- --------------
                        790.2            100.0      5.2           750.8         100.0      1.3         741.4          100.0



Residential Revenue - Residential revenue increased 3% to $340.6 million in 1999 from $331.5 million in 1998, largely due to the relative strength of the Nova Scotia economy. NSPI's residential load generally comprises appliance usage and lighting (60%); space heating (20%); and water heating (20%). A 31% increase in housing starts in 1999 led to three thousand new residential customers, and a positive impact on revenues.

During the first and fourth quarters, continued warmer temperatures negatively affected residential demand from space heating needs. The warm weather continued through the summer, but only resulted in a slight revenue increase since less than 5% of NSPI's residential customers utilize air conditioning. Weather risk management contracts mitigated the negative impact of warmer-than-normal temperatures on the residential load. These simple option contracts protected a significant portion of the lost space heating margin from unanticipated variations caused by warmer-than-normal winter temperatures. Weather risk management contracts are fully described in the Business Risks and Enterprise Risk Management section. Proceeds from weather risk management contracts are included in Other Electric Revenue.

Commercial Revenue - Commercial revenue increased 3% from $215.1 million in 1998 to $221.3 million in 1999. NSPI's commercial customer base includes everything from small retail operations, to large office and commercial complexes, and the province's universities and hospitals. The strong Nova Scotian economy had a positive impact on the commercial sector, and unlike the residential sector, warmer summer temperatures increased the commercial cooling load. Weather risk management contracts mitigated the negative impact of warm weather on electricity consumption for space heating needs during the winter months.

Industrial Revenue - Industrial revenue increased 12%, from $173.4 million in 1998 to $193.7 million in 1999. Much of this increase was driven by the growth of NSPI's largest industrial customer, Stora Enso Port Hawkesbury. In addition, growth in the provincial economy, including development of Sable Island natural gas and construction of the Maritimes & Northeast Pipeline, resulted in a 6% increase in the small and medium industrial categories.

Revenue / MWh - Revenue / MWh decreased slightly from $77 to $76, due to the increased weighting of industrial sales in the sales mix. The regulated rates established by the Utility and Review Board for industrial sales are lower than for residential and commercial sales, in recognition of the lower cost of service for industrial customers.

Other Electric Revenue

Other electric revenue/1 increased $3.8 million from $30.8 million in 1998 to $34.6 million in 1999. This increase is primarily due to $2.7 million net proceeds realized from weather risk management contracts (referred to in the discussion of residential/commercial revenue), which were in place in the first and fourth quarters.

FUEL FOR GENERATION AND POWER PURCHASED
Capacity - Management of capacity is a critical element of operating efficiency. The provision of sufficient generating capacity to meet peak demand inevitably results in excess capacity in non-peak periods. NSPI's daily load is highest in the early evening; its seasonal load is highest through the winter months. Summer cooling load is not a significant factor.

     To ensure reliability of service, NSPI maintains a generating capacity greater than firm peak demand. Generating capacity is composed of 2,183 megawatts of thermal and hydroelectric plant and 25 megawatts contracted with independent power producers. This capacity maintains a planned generation reserve margin of at least 20%, which can be expanded further with an interruptible load of 16%.

     Over time, NSPI's capacity management strategy is to encourage customers to consume electricity in non-peak periods, to enhance overall plant utilization to meet higher demand, and to defer investment in additional generation capacity.

--------
1. In October 1998, NSPI purchased Kentville Electric Commission and is now serving its 3,600 Residential and Commercial customers. Prior to this date, NSPI sold electricity to the municipality who then resold it to Kentville customers. For comparative purposes, Kentville Electric Commission revenue for 1998 has been reclassified from "Other" revenue to the appropriate NSPI customer classes.


Production Volume (GWh)      1999         Mix %        % Change        1998          Mix %     % Change     1997         Mix %
                                                       1998-1999                               1997-1998
---------------------------  ------------ -----------  --------------- ------------- --------- ------------ ------------ ---------
Coal                         7,816.0      70.5         11.4            7,015.0       66.8      (14.9)       8,246.5      80.0
Oil                          1,870.9      16.9         (20.7)          2,358.3       22.4      202.0        781.4        7.6
Hydro                        980.7        8.9          10.1            890.9         8.5       (4.7)        934.9        9.1
Purchased Power              411.3        3.7          70.0            242.0         2.3       (28.9)       340.2        3.3
---------------------------- ------------ ---------                    ------------- ---------              ------------ ---------
Total                        11,078.9     100.0        5.5             10,506.2      100.0     2.0          10,303.0     100.0
---------------------------- ------------ -----------  --------------- ------------- --------- ------------ ------------ ---------

Average Unit Fuel
Costs                                     % Change                     % Change
($ per MWh)                  1999         1998-1999    1998            1997-1998     1997
---------------------------- ------------ -----------  --------------- ------------- --------- ------------ ------------ ---------
                             $24.15       (1.4)        $24.49          2.3           $23.92
---------------------------- ------------ -----------  --------------- ------------- --------- ------------ ------------ ---------

M A N A G E M E N T D I S C U S S I O N A N D A N A LY S I S

Fuel Expense - Total cost of fuel for generation and power purchased increased by 4.0% over 1998, from $257.3 million to $267.5 million, reflecting a 6% increase in production to meet higher sales volumes.

     Coal, the utility's dominant fuel source, has the lowest per unit fuel cost, after hydro production, which of course has no fuel cost component. Oil is more expensive, and purchased power can be 2.5 to 3 times as costly as coal. The average fuel cost per MWh of power produced was reduced slightly to $24.15 in 1999, from $24.49 in 1998, the result of a combination of fuel mix and pricing factors, including:

o decreased oil-fired generation in 1999 compared to the prior year, when coal supply interruptions with the Cape Breton Development Corporation (CBDC) necessitated a greater reliance on oil;

o  increased  hydro   production,   which  approached   normal  levels  after  a
particularly dry year in 1998;

o increased consumption of lower-priced import coal;

o an increase in the cost of CBDC coal, primarily due to volume-related discounts imbedded in the 1998 pricing structure, as well as small inflationary increases pursuant to the contract; and

o an increase in purchased power, as the Point Aconi generating station underwent maintenance and modifications to enable it to burn petroleum coke, a low-cost fuel.

     CBDC, historically the company's primary coal supplier, permanently closed its Phalen mine in 1999, due to ongoing geological difficulties. Output from the other CBDC colliery, Prince, was less than anticipated. As a result, in 1999 NSPI purchased significant amounts of its coal from international suppliers. While international coal spot prices were approximately 25% lower than the CBDC contracted amounts, the higher cost of arranging for transportation of shipments on short notice eroded much of the fuel price benefit in 1999.

     The company manages exposure to commodity price risk through fixed price contracts, as well as swap and option contracts; foreign exchange risk is managed through forward and option contracts. Further details on the company's fuel cost risk management strategies are included in the Business Risks and Enterprise Risk Management section.

OPERATING, MAINTENANCE AND GENERAL EXPENSES
NSPI's continued emphasis on cost management kept operating, maintenance and general expense (OM&G) increases at less than 3% over 1998, despite growth in the company's customer base, and the ensuing increase in demand for electricity and related services. OM&G costs in 1999 were $144.0 million, compared to $140.1 million in the prior year. Efficiency gains and costs savings across the entire company mitigated the impact of higher payroll costs associated with the 6% increase in electricity production and higher amortization costs associated with the 1997 Early Retirement Incentive Program.

GRANTS IN LIEU OF PROPERT Y TAXES
NSPI pays annual grants to municipalities in Nova Scotia, in lieu of all municipal taxation other than deed transfer tax. Since 1998, it has also been required to make a grant to the Province of Nova Scotia, commencing with $2 million in the first year, and increasing by $2 million each year, to an annual maximum of $10 million. In 1999 these expenses totaled $8.9 million compared to $5.5 million in 1998.

DEPRECIATION
Depreciation expense increased slightly in 1999 to $94.2 million from $91.1 million in 1998 as a result of a higher level of in-service assets throughout 1999. Depreciation expense will increase marginally in 2000 largely as a result of capital investment in the gas conversion project at the Tufts Cove generating station.

INTEREST
Interest expense was $131.5 million in 1999 compared to $132.3 million in 1998, a decrease of 1%. The $88.1 million reduction in total debt outstanding led to interest savings of $2.6 million; debt refinancings at lower rates reduced interest expense by another $2.9 million. Interest on loans to affiliated companies contributed $0.5 million in earnings. These savings were offset by a $5.2 million reduction in defeasance gains. During 1998 NSPI capitalized on downturns in the stock market, which increased the spread between Federal and Provincial bonds, by selling certain defeasance investments and acquiring replacement qualifying investments for a net gain of $7.0 million.

     The company manages exposure to interest rate risk through a combination of fixed and floating borrowing, and hedging. Interest rate swaps are the principal instrument used to hedge interest rate risk. Further details on the company's interest rate risk management strategies are included in the Business Risks and Enterprise Risk Management section.

AMORTIZATION OF POINT ACONI EXPENSES
The regulator-approved plan for deferral and amortization of Point Aconi expenses was completed in 1999. The final year's amortization of Point Aconi expense was $23.1 million, an increase of $6.4 million from 1998.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
NSPI provides for the borrowing costs of construction work-in-progress by capitalizing an allowance for funds used during construction (AFUDC) as an addition to the cost of property constructed. This amount is charged to operations through depreciation over the service life of the related assets, and recovered through future revenues. The capitalization rate for 1999 was 8.71% (1998 - 8.89%), resulting in $4.8 million in AFUDC (1998 - $3.8 million).

TAXES
NSPI is subject to provincial capital tax (0.25%), large corporations tax (0.225%), corporate income tax (45.12%) and Part VI.1 tax relating to preferred dividends (40%).

NSPI used sufficient capital cost allowance, cumulative eligible capital deductions and loss carry-forwards to eliminate corporate income tax in 1998, and 1999, and expects to do the same in 2000.

Therefore, in 1999 income tax costs consisted only of Part VI.1 tax on NSPI preferred dividends of $5.3 million. In 1998, income tax costs were $6.8 million, which included $1.9 million representing the final portion of amortization of an uncollectible rebate under the Public Utilities Income Tax Transfer Act (PUITTA). For financial reporting purposes, the Part VI.1 tax must be allocated between income tax expense, and preferred dividends as illustrated in the following table:

(In millions of dollars)                        1999             1998
----------------------------------------------- ---------------- -------------
Income Tax expense                              $ 7.3            $7.6
Preferred dividends                             ($2.0)           ($0.8)
----------------------------------------------- ---------------- -------------
Total tax cost                                  $5.3             $6.8

The company has filed amended income tax returns for previous years that increase the tax depreciation (capital cost allowance) available to be deducted against the company's future taxable income. Those returns were reassessed by Revenue Canada to disallow the deductions claimed. The reassessments have been objected to and the issue is expected to be litigated.

Liquidity and Capital Resources

-------------------------------------------------------------------------

CASH FLOW HIGHLIGHTS
NSPI's operations consistently generate substantial cash resources, sufficient to fund the utility's capital expenditure requirements, and still provide for an increasing dividend.

During 1999, NSPI's operations generated $264.7 million, compared to $198.1 million in 1998. This $66.6 million increase included $17.8 million of increased earnings, and $6.4 million from increased Point Aconi amortization. The balance is primarily due to changes in working capital.

Net capital expenditures were $118.9 million in 1999, as compared to $131.2 million in 1998. Included in the total is $13.6 million related to the gas conversion project at the Tufts Cove generating station; $14.2 million for thermal plant reliability enhancements; $13.3 million in hydro projects; Year 2000 com-pliance testing and upgrades of $2.5 million; and routine distribution system capital replacement of approximately $33.0 million. In the year, NSPI also issued $180.0 million in mid-term notes, and raised $31.3 million through a preferred share and purchase warrant offering. The proceeds were used to refinance $158.4 million of maturing debt.

PREFERRED SHARES
In order to capitalize on favorable interest rates, and reduce refinancing exposure on the redemption in September, 2000 of $200 million, 6%, Series A Preferred Shares , new preferred equity shares were issued in March, 1999. The First Preferred Share Units were issued at $6.25 each, and comprised one Series B share, and one Series C Purchase Warrant. Beginning in October, 2000, unit holders can acquire one Series C share in exchange for one Series B share, one purchase warrant and $18.75. Series C will have a dividend rate of 4.9% and matures October, 2009. $31.3 million was raised from the March issue, which was applied

M A N A G E M E N T  D I S C U S S I O N  A N D  A N A LY S I S

to reduce debt until the funds are required to finance the Series A redemption. If all warrants are exercised, an additional $93.7 million in preferred equity will be raised, bringing the total from this issue to $125 million. Full details of the First Preferred Shares are provided in Note 9 to the financial statements.

COMMON EQUITY
The Utility and Review Board regulates NSPI's capital structure, limiting common equity (common share capital and retained earnings) to 35% of total capitalization. In 1999, NSPI reached that common equity limit. The limit will not increase unless there are additions to the asset base, and since NSPI's strategy is to service additional demand through enhanced capacity utilization, the company is not anticipating significant new investment in generating and other assets. This means that common equity, which would otherwise grow every year with the addition of earnings less dividends, must be maintained at its year-end 1999 level by paying out earnings in their entirety to the parent company, NS Power Holdings Inc.

DEBT                                             Long-Term Debt Levels
                                                 ($ millions)
     Success in operations, and the resulting
cash flows enabled NSPI to reduce its debt by     ||      ||
5% in 1999, to $1,507.7 million from $1,595.8     ||  ||  ||  ||
million in 1998.                                  ||  ||  ||  ||  ||  ||  ||
                                                  ||  ||  ||  ||  ||  ||  ||
     The weighted-average coupon rate on          ||  ||  ||  ||  ||  ||  ||
NSPI's long-term debt outstanding at             ____________________________
December 31, 1999, was 7.58% (1998 - 7.99%).      93  94  95  96  97  98  99
This debt matures over the next 97 years as
shown in Note 10 to the financial statements.    1993 $1,710.1   1994 $1,553.0
The quoted market-weighted-average interest      1995  1,713.3   1996  1,468.2
rates for the same or similar issues of the      1997  1,308.1   1998  1,247.2
same remaining maturities was 7.16% as of        1999  1,268.6
December 31, 1999 (1998 - 6.27%).

     In 1999, NSPI issued $180.0 million of medium-term notes, with interest rates ranging from 5.20% to 5.65%, maturing over seven to 10 years. These notes were issued primarily to replace maturing long-term obligations of $158.4 million, with a weighted-average interest rate of 8.44%.

    NSPI has  established the following  short-term  credit  facilities:
o $350 million commercial paper program secured with a 100% backup line of credit; and
o $150 million operating line of credit.

     The company has a shelf prospectus for the issue of $500 million of debt securities to the public. The securities may be either long-term debt or medium-term notes, and are available as funds are required until the prospectus expires in August 2001. These funds will be used to refinance maturing debt and to provide financing for investment opportunities. At December 31, 1999, $450 million of the shelf prospectus remains available.

     Based on our available credit and credit ratings, and past experience in public financing since privatization, NSPI expects to have access to capital when needed.

Accounts Receivable Securitization - NSPI signed an agreement with the Canadian Imperial Bank of Commerce in March, 1997, whereby it can sell accounts receivable and unbilled revenue to the bank on a revolving basis. As of December 31, 1999, the company had sold $81.4 million of accounts receivable and unbilled revenue, net of a $7.4 million holdback (1998 - $82.5 million net of $7.5 million holdback). The net proceeds from the sale were used to repay a portion of the company's debt, thereby reducing net interest costs. The agreement is in place until 2002.

Outlook

--------------------------------------------------------------------------------

ELECTRIC SALES

Volume - Electric sales volume in 2000 is expected to increase approximately 2% over 1999 levels.

Residential and commercial sales are expected to increase with an expected return to normal weather and continued economic growth in Nova Scotia. Weather risk management contracts have been purchased for the first and fourth quarters of 2000 which protect approximately 90% of the profit margin at risk from unanticipated weather-related variations in residential and commercial demand.

Industrial sales are expected to increase slightly in 2000, with Stora Enso maintaining its demand, and planned expansions by other large industrial customers. Other electric revenue is projected to show a 4% increase over 1999 due to continued strong demand in export markets.

Pricing - As part of its strategy to retain industrial market share with the arrival of natural gas to Nova Scotia, NSPI is seeking regulatory approval to implement favourable "load retention" rates for certain qualifying industrial customers. If approved, the company anticipates that this will result in a marginal reduction in industrial revenue in 2000, while maintaining a broad customer base for system cost recovery.

In addition, NSPI has applied to the UARB to implement an enhanced "time-of-use" rate structure, which, if applied, would provide the company's customers with an additional tool for energy cost management, and improve our capacity utilization.

The combined effect of the proposed load retention and time-of-use rate changes is estimated to reduce annual revenues by approximately 2%.

FUEL

Fuel and purchased power costs in 2000 are expected to increase marginally over 1999, to support increased generation to meet anticipated higher sales volumes. This increase in generation-related fuel costs will be largely offset by an anticipated reduction in coal prices. Coal is expected to make up the majority of 2000 generation, at 80%, with oil/gas comprising 11% and hydro at 9%.

In 2000, the majority of NSPI's fuel supply is expected to come from international suppliers, and is subject to commodity price and foreign exchange risk. As part of its Enterprise Risk Management (ERM) program, the company manages commodity pricing risk through fixed price contracts and swap and option contracts; forward contracts are used to manage the exposure to fluctuating U.S. dollar exchange rates. Additional details on the company's ERM are included in the Business Risks and Enterprise Risk Management section.

CBDC's Prince Colliery in Cape Breton is expected to supply much of the company's remaining coal requirements for 2000. The company's long-term contract with CBDC provides for renegotiation of both prices and minimum quantities at periodic intervals. NSPI is now negotiating price and quantity details to cover the time period until the Government of Canada completes the sale of CBDC.

In the fall of 2000, NSPI will complete the conversion of its Tufts Cove generating station to allow that plant to burn natural gas in addition to heavy fuel oil. The completion coincides with the expected in-service date of the Halifax lateral of the Maritimes & Northeast Pipeline, which will deliver gas to the plant. The company has entered into a long-term contract for gas supply for the plant, which fixes the price for a substantial portion of the gas volumes.

OPERATING, MAINTENANCE AND GENERAL EXPENSES

Operating, maintenance and general expenses are expected to increase in 2000 due primarily to increased pension expense due to earlier expense recording following adoption of new accounting standards as outlined below:

o Liability for pension benefits payable upon retirement must be accrued as earned over the service lives of the employees. Effective in 2000, there is a new requirement to include non-pension post-retirement benefits, (such as retirement awards and health benefits payable to retirees) in the accrual instead of accounting for the benefits on a pay-as-you-go basis. This difference in accounting treatment will increase the company's current benefit expense.

o In 1999, the discount rate used to calculate the liability accrual was based on management's best estimate of the pension plan's long-term rate of return on its pension fund assets. Beginning in 2000, the company must use a market-based discount rate which will be based on high quality bond yields. The market-based discount rate is lower than management's best estimate of the pension fund's long-term rate of return. The use of a lower discount rate results in an increase in the present value of the pension liabilities and an increase in the company's current annual pension expense.

o There is a one-time transitional liability of approximately $50.0 million, which is intended to reflect what the deferred pension amount would have been had the new rules always been in effect. The transitional amount is required to be written off over the expected average service life of the employee group. However, in a regulated entity, it is important that past costs not be borne by future ratepayers. Accordingly, NSPI has applied to the UARB for permission to accelerate the write-off of the transitional amount.

M A N A G E M E N T D I S C U S S I O N A N D A N A LY S I S

Partially offsetting this increase will be reduced amortization costs of early retirement incentive programs, and the cessation of Year 2000 remediation costs.

GRANTS IN LIEU OF PROPERTY TAXES
In accordance with the annual escalation in provincial grants, grants in lieu is expected to increase by approximately $2.0 million, in 2000, to approximately $11.0 million.

INTEREST

Interest expense in 2000 is anticipated to be consistent with 1999 levels, reflecting the company's mature capital structure.

NET EARNINGS

The cessation of Point Aconi amortization, and the anticipated reduction in unit fuel costs achieved through increased use of imported coal have a significant positive impact on net earnings beginning in 2000. NSPI is working with the UARB to implement a strategy that would share this benefit with customers through an enhanced "time-of-use" price. The balance will be preserved through an accelerated write-off of the transitional pension costs. In addition to providing effective rate reduction through time-of-use pricing, this strategy would support continued price stability, further enhancing customer value.

CAPITAL EXPENDITURES

NSPI expects capital expenditures to be approximately $113.0 million in 2000, including $10.0 million to complete the Tufts Cove gas conversion. Other 2000 capital program spending will be directed at maintaining the electric generation infrastructure, hydro safety and information technology to support system reliability and enhance customer service. Expenditures will be financed by cash flow from the company's operations.

Regulation

Nova Scotia Power Inc. is a public utility as defined in the Public Utilities Act (Nova Scotia) and is subject to regulation under the Act by the Utility and Review Board (UARB). The Act gives the UARB supervisory powers over NSPI's operations and expenditures. Electricity rates for NSPI customers are also subject to UARB approval. The UARB also regulates NSPI's capital structure, limiting common equity (common share capital and retained earnings) to 35% of total capitalization. The company is not subjected to an annual rate review process, but rather participates in hearings from time-to-time at the company's or the regulator's request.

Enercom Inc.

Overview

     Enercom Inc. is the NSH subsidiary leading the corporation's pursuit of growth and diversification outside of the core electric utility. Enercom's growth strategy focuses on leveraging corporate assets, including operational expertise and solid customer relationships, into complementary lines of business, and bundled product offerings. Enercom intends to build success in local markets, which can then be replicated elsewhere.

     Enercom has expanded NSH's energy product line through acquisition of independent fuel distribution businesses, which accounted for 59% of its revenue in 1999. Industrial cabling operations comprised another 27% of revenue, with the remaining 14% derived from an array of smaller product and service lines that have since been discontinued in keeping with the company's refined focus.

     Building on the corporation's superior operational expertise gained in Nova Scotia, Enercom is investigating opportunities for electrical distribution outside the province, in recently restructured marketplaces.

     Fundamental to the successful execution of Enercom's strategy is the company's ability to leverage customer relationships to expand its share of customer spending, and to realize operational synergies in areas such as service, call centers, billing systems, and buying power, to enhance both gross and net margins.

     Expansion into non-regulated businesses increases the overall NSH risk profile modestly. Accordingly, additional investments are expected to generate returns higher than those of the regulated entity.

Review of 1999

     Revenues increased 70%, to $29.0 million in 1999, from $17.1 million in 1998. This growth was largely driven by the acquisition of several independent fuel distribution businesses in Nova Scotia. As a result, Enercom will deliver approximately 100 million litres of fuel annually to 11,000 customers throughout the province. Furnace fuel comprises the majority of sales. The product line also includes heavy fuel oil, diesel, lubricants and related products and services such as furnaces and maintenance. 1999 earnings before interest and taxes of $1.0 million reflect the fact that the fuel businesses were acquired after the winter-heating season, as well as significant business development spending appropriate for a company in the early stages of a growth mandate.

     In 1999, Enercom invested $11.5 million in its business-building activities. These investments were substantially financed with a $10.3 million debenture from NSH, bearing interest at prime plus 0.5%. Cash from operations was affected by increased investments in accounts receivable and inventories as a result of the company's entry into the fuel distribution business. In total, Enercom's operating, financing and investing activities absorbed $1.3 million in cash in 1999.

Outlook

     Enercom  anticipates  building  its energy  business  in Nova  Scotia,  and beyond, through acquisition over the next three years. Continuing its disciplined approach to growth, Enercom will concentrate on opportunities of sufficient scale, that provide appropriate returns. Further investment will be funded with free cash flow from the parent company, NSH. In addition, Enercom will focus on realizing operational synergies in its complementary lines of business.

M a r i t i m e s & N o r t h e a s t P i p e l i n e

Overview

     NS Power Holdings Inc. owns a 12.5% interest in the 1000 kilometre Maritimes & Northeast Pipeline (M&NP), which transports natural gas from the Sable Offshore Energy Project, to markets in Nova Scotia, New Brunswick and the Northeastern United States. The investment provides an excellent opportunity to pursue growth and diversification in the energy industry, while maintaining an appropriate risk profile. The other owners of M&NP are Duke Energy, Westcoast Energy and Exxon Mobil.

     The M&NP has an estimated in-service cost of $2.0 billion, including $215.0 million for the Halifax, Point Tupper and Saint John laterals. NSH's total equity investment to date is $54.7 million. The M&NP, which is regulated by the National Energy Board (NEB) in Canada and the Federal Energy Regulatory Commission (FERC) in the U.S., has an overall allowed rate of return of approximately 13.5%. The investment is accounted for on the equity basis.

Review of 1999
M&NP came into service at the end of 1999, with the successful completion of the mainline from Nova Scotia to Massachusetts. The Point Tupper, Nova Scotia lateral was also completed.

     Due to the regulated nature of the pipeline, M&NP is entitled to a return on its investment as funds are advanced during the construction period. Accordingly, in 1999, M&NP contributed $6.3 million of equity earnings to NSH.

M A N A G E M E N T D I S C U S S I O N A N D A N A LY S I S

     In 1999, $24.2 million was invested as an additional equity contribution. The investment in the pipeline is currently being financed through an NSH line of credit bearing interest at prime plus 0.5%.

Outlook
Laterals to Halifax, Nova Scotia and Saint John, New Brunswick are planned to be in service by late 2000. Projected levels of demand indicate that M&NP will earn an annual return toward the top of its allowed range of approximately 13.5%.

H o l d i n g s C o r p o r a t e

Overview and Review of 1999

The unconsolidated NSH entity, referred to herein as Holdings, serves as the financing vehicle for the corporation's business outside of the electric utility. In addition, certain corporate functions are carried out within Holdings, including strategic planning, and investigation of potential business opportunities beyond the scope of Enercom. These costs, and interest expenses related to its financing activities noted above, had a combined impact of $2.2 million on consolidated net earnings. In addition, in 1999, Holdings expensed $2.9 million of deferred costs related to one of two geographically distinct coal bed methane projects, because of concerns regarding the economic feasibility of developing a market for production from this site. Holdings revenue consists of intercorporate interest, which is eliminated on consolidation, and therefore has no impact on net earnings. Holdings cash flow is sustained by its earnings from NSPI and M&NP.

DEBT MANAGEMENT

NSH increased its debt by $76.0 million in 1999, to finance its own activities, and those of its subsidiaries and investments. $51.0 million is invested in the Maritimes & Northeast Pipeline, and $15.0 million provided to Enercom.

     NSH has established a $150 million operating line of credit.

DIVIDEND POLICY AND PAYOUT RATIOS

For 1999, NS Power Holdings' common dividend rate increased to $0.83 per common share. Higher earnings improved the payout ratio to 72%, from 83% in 1998. In January 2000, the Board of Directors declared an increase in the 2000 first quarter common share dividend from $0.2075 to $0.21 per share. Earnings growth is anticipated to exceed dividend growth over the next several years resulting in a continuing improvement in the dividend payout ratio.

Business Risks and Enterprise Risk Management

Risk Management at NS Power Holdings Inc.

NS Power Holdings Inc. understands the risks inherent in its business and is taking a disciplined and comprehensive approach to risk management. NSH defines risk broadly, as anything which could impact its ability to achieve its strategic objectives. The company's sophisticated approach to risk management ensures the consolidated risk portfolio is dynamically managed and that management decisions are optimized within a predefined level of risk tolerance.

   All significant risk management activities for NSH are monitored by the Executive Risk Management Committee to ensure the resulting exposure is within predefined tolerance levels. The Board of Directors will receive quarterly reports from the Committee and must approve the strategic direction and annual risk management program parameters prior to implementation.

Financial Risks

NSH's risk management objective is to ensure predictable and stable earnings and cash flow from the company's core electric business. Achieving the maximum allowable return on equity in NSPI will provide cash flow for investment in growth opportunities, support price stability for customers, and solidify the dividend to shareholders. Accordingly, the company's risk management activities have been focussed on those areas which most significantly impact profitability and quality of earnings. These risks include, but are not limited to, exposure to commodity prices, foreign exchange, interest rates and weather, and are discussed below.

Commodity Prices

In the past, NSH's exposure to commodity price risk has been limited, with approximately 85% of fuel requirements supplied by CBDC and other indigenous coal suppliers under long-term, fixed-price contracts. With the closure of CBDC's Phalen Colliery and addition of natural gas as a fuel source, exposure to commodity price risk has increased. Approximately 60% of the company's annual fuel requirement for 2000 is subject to fluctuations in commodity market prices.

COAL
With the restructuring of the coal industry in Cape Breton, the majority of the company's coal supply will come from international suppliers at prevailing market prices. To ensure reliability of both fuel supply and price, the company has entered into fixed-price contractual arrangements with several coal suppliers. Approximately 70% of anticipated import requirements for 2000 have been fixed. Physical contracts are used to hedge coal price risk due to the lack of liquidity in the financial markets for coal.

HEAVY FUEL OIL
Heavy fuel oil will meet approximately 10% of the company's 2000 fuel requirements. NSH manages exposure to changes in the market price of heavy fuel oil through the use of swap and option contracts. As of December 31, 1999, the price for approximately 88% of the anticipated heavy fuel oil purchases for 2000 was set at an average of $US12.56 per barrel.

NATURAL GAS
Beginning in late 2000, NSH expects to consume natural gas at its Tufts Cove Generating Station. The company has entered into a ten-year contract to purchase 62 million cubic feet of natural gas per day from Shell Canada Limited. The contract fixes the price for a substantial portion of the gas volumes; the balance is exposed to market price fluctuations, and will be managed using financial instruments.

FUEL MIX
The risk inherent in the Canadian dollar cost of fuel is measured and managed on a portfolio basis. The ability to fuel switch provides a dynamic, operational and very effective option in managing commodity price and supply risk and capitalizing on opportunities for revenue growth.

Foreign Exchange

In 2000, the company expects approximately 60% of its anticipated fuel costs to be denominated in US dollars. Forward and option contracts are used to manage the exposure to fluctuating $US exchange rates. Foreign exchange contracts are in place for all of 2000's anticipated $US fuel costs. $US income from NSH's 12.5% interest in the Maritimes & Northeast Pipeline will provide a natural hedge against a portion of $US denominated fuel costs.

Weather

Warm winters can have a negative impact on earnings. Electricity and fuel oil sales to residential and commercial customers for space heating during the winter months contribute significantly to the company's annual earnings. In 1999, the company piloted the use of financial instruments to protect earnings in the event of warmer-than-normal winter temperatures. As a result, the company realized proceeds of $2.7 million, which mitigated the effect of 1999's warm weather on earnings. A similar instrument has been purchased for 2000. This simple option contract will protect, after a reasonable deductible, approximately 90% of the lost space heating margin from unanticipated variations caused by warmer-than-normal winter temperatures.

Interest Rates

NSH manages interest rate risk through a combination of fixed and floating borrowing and a hedging program. Floating-rate debt is estimated to represent approximately 16% of total debt in 2000. Interest rate caps are used to insure against extreme movements in interest rates on floating debt. In 2000, interest on approximately 67% of the company's anticipated floating debt is limited to an average rate of 6.6%.

    Interest rate collars are used to hedge reinvestment risk on long-term fixed-rate debt. Fixed-rate debt maturities are limited in any one year and continually monitored to reduce rollover exposure.

Counterparty Risk

NSH reduces its exposure to financial counterparty default by dealing only with counterparties who have a credit rating of A or better and by allocating derivative positions to several counterparties.

Strategic Risks

NSH's comprehensive risk management program also includes risks having a long-term impact on the company's competitiveness. These risks have been identified, assessed and are being managed through the design and implementation of the company's strategic plan.

Deregulation of the Electricity Industry

    Deregulation of the electric industry in Nova Scotia is not on the immediate horizon, but in all likelihood will eventually occur. When electric competition arrives, the province's geographic location, the limits of intra-provincial transmission links, and the diversity of the company's customer base will help to reduce the impact on NSPI. In addition, the company is committed to enhancing its strong competitive and financial position by:

o maintaining rate stability;
o working with customers to help them reduce energy costs further, including providing them with greater access to time-of-use pricing;
o continuously improving customer service;
o managing costs through enhanced capacity management, reduced fuel and operating costs and efficient capital investment; and
o ensuring that employees are prepared and committed to carry out its strategy.

   The ability to lever existing customer relationships into complementary energy and services businesses, and to invest cash flow in quality growth opportunities is integral to the company's strategy and its future success in a competitive marketplace.

Introduction of Natural Gas

   Natural gas will be available in Nova Scotia in 2000. Provincial distribution rights have been awarded, and the completion of the Halifax lateral, late in 2000, will provide customers in the most densely populated area of the province with the option of using natural gas for heating and other uses.

   In 1998, after much consideration, the company elected not to pursue natural gas distribution rights. A clear benefit gained from the research associated with the project was an enhanced understanding of the impact natural gas will have in the province.

   The major residential use expected for natural gas is for space heating, which makes up less than 20% of NSPI's total electrical load. The costs to convert from electric heat are significant. Accordingly, natural gas may have little appeal for existing homes, but be more popular in new construction. NSPI's ongoing success in maintaining rate stability, and its efforts to provide customers with options for managing their energy needs, with such things as electric thermal storage units which allow customers to store heat during non-peak hours, will position the company to manage natural gas competition when it arrives.

   The relative price of natural gas versus furnace oil is a critical factor customers will consider when choosing between these two fuel sources. Current and forward prices for both commodities suggest the costs to convert from oil to natural gas may outweigh price savings for many years, reducing the likelihood that existing customers will make the switch. Enercom's customer service staff are working with our fuel oil customers to help them understand their energy needs and how best to manage them, to ensure that furnace oil continues to be an attractive fuel source.

    NSPI has applied to its regulator for permission to introduce a favorable "load retention" rate - aimed at those industrial customers who are considering self generation using alternative fuel sources. NSPI is of the opinion that if this rate is approved, electrical pricing to industrial customers will be competitive with alternative fuel sources.

Environmental Considerations

NS Power Holdings is committed to conducting its business in a manner which is respectful and protective of the environment, and which complies with environmental laws and regulations. Environmental management systems have been established to maintain and enhance environmental performance and verify compliance with all significant aspects of current environmental regulations. Details of the company's environmental programs can be found on its website at www.nspower.ca.

ISO 14001

By the end of 1999, the company had processes and procedures in place substantially equivalent to the ISO 14001 standard. This voluntary standard provides a framework for the implementation and maintenance of environmental policy throughout the company.

GREENHOUSE GAS EMISSIONS

In 1995, Canada established a National Action Program on Climate Change. In 1998, Canada signed the Kyoto Protocol, which commits to a reduction in greenhouse gas (GHG) emissions. The Protocol, which awaits ratification by most countries, including Canada, requires Canada to reduce its GHG emissions by 6% from 1990 levels during the period 2008 - 2012. While the specific requirements associated with, and potential impact of these initiatives will not be known for some time, they will influence the company's choice of fuel and the technology that will replace or improve generating facilities as they age.

   This is an important issue for NSH as 90% of the company's generation comes from CO2-emitting fossil fuels. Throughout 1999, NSH has been a full participant in both the federal and provincial processes aimed at developing Canada's and Nova Scotia's strategies for reducing emissions of greenhouse gases. One such program is the Voluntary Challenge and Registry program. NSH supports this program and has offered a number of initiatives to reduce emissions of GHGs. With success of these initiatives, the emission rate of GHG per unit of power sold is projected to decrease from 0.791 kg/kWh in 1990 to 0.66 kg/kWh in 2008.

SULPHUR DIOXIDE

The Air Quality Regulations under the Nova Scotia Environment Act currently limit NSPI's emission of sulphur dioxide to a maximum of 145,000 tonnes per year. Further reductions from this limit are expected as a result of two ongoing initiatives: The Canadian Post-2000 Acid Rain Strategy and the Acid Rain Action Plan of the Conference of New England Governors and Eastern Canadian Premiers. The company continues to reduce sulphur dioxide emissions. The plan has, as its cornerstone, the circulating fluidized bed combustion technology at the Point Aconi generating station. Compared to a conventional pulverized coal plant, Point Aconi is designed to achieve a 90% reduction in sulphur dioxide emissions as well as a 65% to 75% reduction in nitrogen oxide emissions. In addition to reductions achieved at Point Aconi, lower sulphur coal is an increasing part of the fuel mix throughout the system. Finally, as part of the company's long-term strategy to reduce sulphur dioxide emissions, the Tufts Cove generating station, which now burns oil, will be converted by Fall 2000 to enable it to burn cleaner natural gas as well. In 1999, sulphur dioxide emissions were 141,644 tonnes, a decrease from 143,546 tonnes in 1998.

F I N A N C I A L I N F O R M A T I O N

Management Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The  accompanying  consolidated  financial  statements of NS Power Holdings Inc.
(NSH) and the information in this annual report are the responsibility of management and have been approved by the Board of Directors (Board).

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Nova Scotia Power Inc. (NSPI), NS Power Holdings Inc.'s electric utility and principal subsidiary, is regulated by the Nova Scotia Utility and Review Board, which also examines and approves NSPI's accounting policies and practices. In preparation of these statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

NSH maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that NSH's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and its members are directors who are not officers or employees of NS Power Holdings Inc. The Audit Committee meets periodically with management, as well as with the internal auditors and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the appointment of the external auditors. The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

February 1, 2000

David Mann President and Chief Executive Officer (signed)
Jay Forbes, CA Senior Vice President and Chief Financial Officer (signed)

A u d i t o r s ' R e p o r t

TO  THE  SHAREHOLDERS  OF  NS  POWER  HOLDINGS  INC.

We have audited the consolidated balance sheets of NS Power Holdings Inc. as at December 31, 1999 and 1998, and the consolidated statements of earnings, retained earnings and changes in cash position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and the changes in its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

Halifax, Canada
February 1, 2000

Ernst & Young LLP Chartered Accountants (signed)

Consolidated statement of earnings
------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31 (millions of dollars, except earnings per common share)                         1999            1998
------------------------------------------------------------------------------------------------------ --------------- -------------
Revenue
    Electric (note 1c)                                                                                         $790.2         $750.8
    Other                                                                                                        34.4           22.3
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                824.6          773.1

------------------------------------------------------------------------------------------------------ --------------- -------------
Cost of operations
  Fuel for generation and power purchased                                                                       267.5          257.3
  Cost of goods sold                                                                                             23.3           14.0
  Operating, maintenance and general                                                                            155.5          142.5
  Grants in lieu of property taxes                                                                                8.9            5.5
  Provincial capital tax (note 4)                                                                                 7.0            6.7
  Depreciation                                                                                                   94.8           91.3
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                557.0          517.3

------------------------------------------------------------------------------------------------------ --------------- -------------
Earnings from operations                                                                                        267.6          255.8
Equity earnings in Maritimes & Northeast Pipeline                                                                 6.3              -
Amortization of Point Aconi expenses (notes 1d and 7)                                                          (23.1)         (16.7)
Allowance for funds used during construction (note 1e)                                                            4.8            3.8
------------------------------------------------------------------------------------------------------ --------------- -------------

Earnings before interest and taxes                                                                              255.6          242.9
Interest (note 3)                                                                                               136.5          132.7
------------------------------------------------------------------------------------------------------ --------------- -------------
Earnings before taxes                                                                                           119.1          110.2
Large corporations tax (note 4)                                                                                   6.1            5.9
Income tax - current (note 4)                                                                                     7.5            7.7
Income tax - deferred (note 4)                                                                                  (6.2)              -
------------------------------------------------------------------------------------------------------ --------------- -------------
Net earnings before minority interest                                                                           111.7           96.6
Minority interest (notes 1a and 4)                                                                               11.3           11.2
------------------------------------------------------------------------------------------------------ --------------- -------------
Net earnings applicable to common shares                                                                       $100.4          $85.4

------------------------------------------------------------------------------------------------------ --------------- -------------
Earnings per common share                                                                                       $1.16           $.99
------------------------------------------------------------------------------------------------------ --------------- -------------

See accompanying notes to the financial statements.

------------------------------------------------------------------------------------------------------ --------------- -------------
consolidated statement of retained earnings

------------------------------------------------------------------------------------------------------ --------------- -------------
Year Ended December 31 (millions of dollars)                                                           1999            1998
------------------------------------------------------------------------------------------------------ --------------- -------------
Retained earnings at beginning of year                                                                         $238.7         $224.4
Reorganization costs (note 1a)                                                                                  (1.1)              -
Net earnings applicable to common shares                                                                        100.4           85.4
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                338.0          309.8
------------------------------------------------------------------------------------------------------ --------------- -------------
Dividends

Common                                                                                                           72.2           71.1
------------------------------------------------------------------------------------------------------ --------------- -------------
Retained earnings at end of year                                                                               $265.8         $238.7
------------------------------------------------------------------------------------------------------ --------------- -------------

See accompanying notes to the financial statements.


Consolidated balance sheet
------------------------------------------------------------------------------------------------------ --------------- -------------
As at December 31 (millions of dollars)                                                                          1999           1998
------------------------------------------------------------------------------------------------------ --------------- -------------
Assets
------------------------------------------------------------------------------------------------------ --------------- -------------
Property, plant and equipment (notes 1f and 5)                                                               $2,315.0       $2,298.4
Construction work in progress                                                                                    47.3           30.5
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                              2,362.3        2,333.9
------------------------------------------------------------------------------------------------------ --------------- -------------
Investment in Maritimes & Northeast Pipeline (note 1n)                                                           54.7           30.5
------------------------------------------------------------------------------------------------------ --------------- -------------
Other assets
    Deferred charges (note 7)                                                                                   319.5          361.4
    Deferred income tax (note 4)                                                                                  6.2              -
    Goodwill (note 1o)                                                                                            6.8              -
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                332.5          361.4
------------------------------------------------------------------------------------------------------ --------------- -------------
Current assets
    Cash                                                                                                          2.7            0.1
    Accounts receivable (note 6)                                                                                 35.6           24.0
    Unbilled revenue (notes 1c and 6)                                                                            30.4           25.6
    Inventory (note 1h)                                                                                          82.4           58.6
    Income taxes recoverable (note 4)                                                                             0.6              -
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                151.7          108.3
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                             $2,901.2       $2,834.1

------------------------------------------------------------------------------------------------------ --------------- -------------
Shareholders' Equity and Liabilities                                                                             1999           1998
------------------------------------------------------------------------------------------------------ --------------- -------------
Shareholders' equity
     Common
         Shares (note 8)                                                                                       $676.5         $672.5
         Retained earnings                                                                                      265.8          238.7
------------------------------------------------------------------------------------------------------ --------------- -------------
Minority interest (note 9)                                                                                      942.3          911.2
                                                                                                                231.3          200.0
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                              1,173.6        1,111.2
------------------------------------------------------------------------------------------------------ --------------- -------------

Long-term debt (note 10)                                                                                      1,260.7        1,083.7
------------------------------------------------------------------------------------------------------ --------------- -------------
Deferred credits                                                                                                  2.2            2.2
------------------------------------------------------------------------------------------------------ --------------- -------------
Current liabilities

------------------------------------------------------------------------------------------------------ --------------- -------------
    Debt due within one year (note 11)                                                                          328.3          517.4
    Accounts payable and accrued charges                                                                        105.8           87.3
    Dividends payable                                                                                             3.4            3.0
    Income taxes payable (note 1g)                                                                                  -            1.0
    Accrued interest on long-term debt                                                                           27.2           28.3
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                                464.7          637.0
------------------------------------------------------------------------------------------------------ --------------- -------------
                                                                                                              2,901.2        2,834.1
------------------------------------------------------------------------------------------------------ --------------- -------------

Commitments and contingencies (note 14)
See accompanying notes to the financial statements


APPROVED ON  BEHALF OF THE BOARD OF DIRECTORS

(signed)                   (signed)
Derek Oland                 David Mann
Chairman                   President and Chief Executive Officer


Consolidated statement of changes in cash position
------------------------------------------------------------------------------------------------------ --------------- -------------
Year Ended December 31 (millions of dollars)                                                                   1999           1998
------------------------------------------------------------------------------------------------------ --------------- -------------
Operating activities
Net earnings before minority interest                                                                          $111.7          $96.6
Non-cash items:
   Depreciation                                                                                                  94.8           91.3
   Amortization of deferred charges                                                                              24.0           25.6
   Amortization of Point Aconi expenses                                                                          23.1           16.7
   Equity earnings in Maritimes & Northeast Pipeline (note 1n)                                                  (6.3)              -
Change in operating working capital                                                                            (23.6)          (2.2)
------------------------------------------------------------------------------------------------------ --------------- -------------
Net cash provided by operating activities                                                                       223.7          228.0
------------------------------------------------------------------------------------------------------ --------------- -------------
Financing activities

(Repayment of) increase in short-term debt                                                                     (33.6)           28.1
Proceeds from issue of common shares, net                                                                         4.0            4.9
Increase in minority interest                                                                                    31.3              -
Proceeds from long-term debt, net                                                                               180.0          140.0
Repayment of long-term debt                                                                                   (158.4)        (200.9)
Net changes in matching notes receivable (sinking funds)                                                            -           47.7
Other financing activities, net                                                                                (30.5)         (14.7)
------------------------------------------------------------------------------------------------------ --------------- -------------
Net cash (used in) provided by financing activities                                                             (7.2)            5.1
------------------------------------------------------------------------------------------------------ --------------- -------------
Investing activities:
Property, plant and equipment, net                                                                            (112.0)        (114.2)
Construction work in progress, net                                                                             (11.8)         (17.9)
Investment in Maritimes & Northeast Pipeline                                                                   (17.9)         (30.5)
------------------------------------------------------------------------------------------------------ --------------- -------------
Net cash used in investing activities                                                                         (141.7)        (162.6)
------------------------------------------------------------------------------------------------------ --------------- -------------
Dividends:
Common shares                                                                                                  (72.2)         (71.1)
------------------------------------------------------------------------------------------------------ --------------- -------------
Increase (decrease) in cash position                                                                              2.6          (0.6)
Cash position at beginning of year                                                                               $0.1           $0.7
------------------------------------------------------------------------------------------------------ --------------- -------------
Cash position at end of year                                                                                     $2.7           $0.1
------------------------------------------------------------------------------------------------------ --------------- -------------

See accompanying notes to the financial statements.

Notes to the Consolidated Financial Statements

December 31, 1999

NS Power Holdings (NSH or the company), through its principal subsidiary, Nova Scotia Power Inc. (NSPI), is engaged in the production and sale of electric energy, which is regulated by the Nova Scotia Utility and Review Board (UARB). NSH follows generally accepted accounting principles (GAAP). NSPI's accounting policies are in accordance with GAAP and are subject to examination and approval by the UARB and are similar to those being used by other companies in the electric utility industry.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Reorganization Effective January 1, 1999, the common shareholders of NSPI exchanged their common shares for common shares of NS Power Holdings Inc. on a one-for-one basis. NSPI became a subsidiary of NSH. The NSH common shares have substantially the same rights, privileges, restrictions and conditions as the NSPI common shares. NSPI's existing preferred shares are recorded as minority interest in NSH. Reorganization costs of $1.1 million were charged to retained earnings.

b. Consolidation The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries NSPI, Enercom Inc., NSP Pipeline Inc., NSP U.S. Holdings Inc., Strait Energy Inc., NS Power Services Inc. and Stellarton Basin Coal Gas Inc. (SBCGI).

c. Revenue Recognition Revenues are recognized on the accrual basis, which includes an estimate of the value of electricity consumed by customers in the year but billed subsequent to year-end.

d. Amortization of Point Aconi Expenses The Point Aconi generating station became operational in March 1994. To enhance rate stability, the UARB approved
NSPI's request to defer a portion of the depreciation and interest expense pertaining to Point Aconi, together with an imputed cost-of-capital charge, at a rate of 50% in 1994 and 33 1/3% in 1995. An amount representing the interest cost of carrying the previously deferred balance was deferred in 1996. The deferred amount was amortized to earnings annually from 1997 through 1999. Amortization is now complete.

e. Allowance for Funds Used During Construction For the regulated electric business carried on by NSPI, the company provides for the cost of financing construction work in progress by including an allowance for funds used during construction as an addition to the cost of property constructed, using a weighted average cost-of-capital. This allowance will be charged to operations through depreciation over the service life of the related assets and recovered through future revenues.

f. Property, Plant and Equipment Property, plant and equipment are recorded at original cost net of contributions in aid of construction. Expenditures for additions, replacements and improvements, which comprise direct labour, material, engineering, and related overhead costs, are capitalized whereas repairs and maintenance are charged to operations. When property, plant and equipment are replaced or retired, the original cost plus any removal costs incurred, (net of salvage), are charged to accumulated depreciation.

     Depreciation is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets in a category. The estimated average service lives and average depreciation rates for the major categories of plant in service are summarized as follows:

Functions                                         Average Service Life in Years          Average Depreciation Rate
------------------------------------------------- -------------------------------------- -----------------------------------
Generation:  Thermal                                                               43.3                               2.33%
                     Gas Turbine                                                   33.9                               2.04%
                     Hydroelectric                                                 77.4                               1.18%
------------------------------------------------- -------------------------------------- -----------------------------------
Transmission                                                                       45.4                               2.71%
Distribution                                                                       31.2                               3.82%
General Plant                                                                      15.4                               5.28%
------------------------------------------------- -------------------------------------- -----------------------------------

N o t e s  t o  t h e  C o n s o l i d a t e d  F i n a n c i a l
S t a t e m e n t s

     The estimated service lives of depreciable assets and the significant assumptions underlying the estimates of removal costs for NSPI are subject to periodic review by the UARB. Provisions for future removal and site restoration costs are charged to depreciation expense over the life of the related assets. As at December 31, 1999, the company had recorded an estimated liability for future removal and site restoration costs of $16.6 million (1998 - $15.4 million).

     In accordance with regulatory authority, assets of NSPI which are not currently being used, but will be useful in providing future service to customers, are not depreciated. Financing costs associated with assets not currently being used are deferred as incurred. Depreciation will occur when the asset goes into service. Significant costs in removing the asset from service may be deferred and amortized to earnings over a five-year period, subject to regulatory approval. Significant costs to return the asset to service are added to the capital cost of the asset.

g. Income Taxes NSH and its subsidiaries, except for NSPI, follow the deferral method of income tax allocation for providing for income taxes. NSPI, as a rate-regulated utility, uses the taxes-payable method as there is a reasonable expectation that all taxes payable in future years will be included in approved rates and recoverable from customers of NSPI at that time.

h. Inventory Inventories of materials and supplies are valued at average cost. Coal and oil inventory is valued at cost using the first-in, first-out method.

i. Deferred Severance Costs In order to achieve rate stability, the UARB allows NSPI to defer the cost of large early retirement and severance programs, and amortize the resulting deferred charges on a straight-line basis over a three-year period, commencing in the period in which the program is initiated.

j. Pension Plans and Post-Retirement Benefits Pension costs are actuarially determined using the projected unit credit method prorated on services and management's best estimate assumptions. Adjustments arising from plan amendments, experience gains and losses, and changes in actuarial assumptions are amortized on a straight-line basis over the estimated average remaining service life of employees. Pension fund asset values are calculated using market values at year-end. The difference between pension expense and pension funding is recorded as a deferred asset or credit.

NSPI provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as paid.

k. Foreign Currency Translation Monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The resulting differences between the translation at the original transaction date and the balance sheet date are charged to operations as they arise.

     Non-monetary items are translated to Canadian dollars at historical exchange rates.

     Revenue and expenses are converted at rates of exchange in effect at the date of the transaction.

l. Debt Financing and Defeasance Costs Financing costs pertaining to debt issues are amortized over the life of the related debt. The excess of the cost of defeasance investments over the face value of the related debt is deferred and amortized over the life of the defeased debt.

m. Hedging Instruments The company is party to derivative financial instrument contracts, mainly interest rate contracts, forward foreign exchange contracts, oil swap and weather temperature agreements, all of which are used to hedge existing exposures. Premiums paid are deferred and recognized over the life of the agreements.

n. Investment in Maritimes & Northeast Pipeline The company's 12.5% equity investment in Maritimes & Northeast Pipeline is accounted for using the equity method whereby the amount of the investment is adjusted annually for the company's pro-rata share of the income or loss of Maritimes & Northeast Pipeline and reduced by the amount of any dividends received.

o. Goodwill Goodwill is stated at cost and is amortized using the straight-line method over 20 years.

p. Stock Based Compensation Plan No compensation expense is recognized for the plan when stock options are issued to executives. Any consideration paid by participants in the plan on exercise of stock options is credited to share capital.

NOTE 2. SEGMENT INFORMATION

The company has three reportable segments: Nova Scotia Power Inc., Enercom Inc. and Maritimes & Northeast Pipeline.

a. Measurement of segment income (loss) and segment assets The company evaluates performance based on earnings before interest and taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

b. Factors management uses to identify the enterprise's reportable segments Reportable segments are determined based on NSH's operating activities and regulation. NSPI is engaged in the production and sale of electric energy, which is regulated by the Nova Scotia Utility and Review Board (UARB). Maritimes & Northeast Pipeline companies (NSP Pipeline Inc. and NSP U.S. Holdings Inc.) own a 12.5% equity investment in Maritimes & Northeast Pipeline, which is regulated by the National Energy Board (NEB) in Canada and the Federal Energy Regulatory Commission (FERC) in the U.S. Enercom Inc. is an unregulated subsidiary which has expanded NSH's energy product line to include distribution of a full range of fuel oil products.

c. Segment information

Years ended December 31, 1999 and 1998 (millions of dollars)

                              Nova Scotia              Enercom           Maritimes &            Other                 Total
                               Power Inc.                Inc.             Northeast
                                                                           Pipeline
------------------------ ----------- ----------- --------- ---------- --------- -------- --------- --------- ----------- -----------
                         1999        1998            1999  1998       1999      1998     1999      1998      1999        1998
------------------------ ----------- ----------- --------- ---------- --------- -------- --------- --------- ----------- -----------
Revenues from

  External customers         $798.9      $756.1     $29.0      $17.1         -        -    ($3.3)    ($0.1)      $824.6      $773.1
Depreciation expense           94.2        91.1       0.6        0.2         -        -         -         -        94.8        91.3
Operating expenses            521.4       500.7      33.9       16.5       0.5      0.1       1.2         -       557.0       517.3
Net intersegment
   Revenues/expenses            4.3         5.3     (4.3)      (5.3)         -        -         -         -           -           -

Equity earnings                   -           -         -          -       6.3        -         -         -         6.3           -
Earnings before
    Interest and taxes        259.2       242.5       1.0        0.6         -        -     (4.6)     (0.2)       255.6       242.9
Segment assets              2,811.2     2,828.3      26.4        8.6      56.5     30.5       7.1    (33.3)     2,901.2     2,834.1
Capital expenditures          117.6       129.4      11.5        1.4      17.9     30.5         -         -       147.0       161.3

------------------------ ----------- ----------- --------- ---------- --------- -------- --------- --------- ----------- -----------
1. Other  consists of items  related to SBCGI,  corporate  activities  and other affiliates.

------------------------------------------------------------------------------------------------------------------------------------
NOTE 3. INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Millions of dollars                                                                                           1999        1998
------------------------------------------------------------------------------------------------------------- ----------- ----------
Interest on long-term debt                                                                                         $98.2      $103.7
------------------------------------------------------------------------------------------------------------- ----------- ----------
Amortization of debtfinancing and defeasance costs                                                                 20.8        21.4
------------------------------------------------------------------------------------------------------------- ----------- ----------
Interest on short-term debt                                                                                         18.6        13.9
------------------------------------------------------------------------------------------------------------- ----------- ----------
Foreign exchange costs                                                                                               0.7         0.8
------------------------------------------------------------------------------------------------------------- ----------- ----------
                                                                                                                   138.3       139.8
------------------------------------------------------------------------------------------------------------- ----------- ----------

Less:
   Defeasance earnings and other interest income                                                                     1.8         7.1
------------------------------------------------------------------------------------------------------------- ----------- ----------
                                                                                                                  $136.5      $132.7
------------------------------------------------------------------------------------------------------------- ----------- ----------

NOTE 4. TAXES

PROVINCIAL CAPITAL TAX
Effective April 1, 1997, the company became subject to a provincial capital tax at a rate of 0.25% of taxable capital. This provincial capital tax is a temporary tax, in effect for five years.

LARGE CORPORATIONS TAX
NSH is subject to federal large corporations tax (LCT) at a rate of 0.225%. As a percent of income, the LCT is 5.1% (1998 - 5.3%).

INCOME TAX
With the exception of the Part VI.1 tax on NSPI preferred dividends, the company has claimed sufficient capital cost allowance, cumulative eligible capital deductions and loss carry-forwards to eliminate all income tax payable in 1999 and 1998.

--------------------------------------------------------- -------------------------- ------------------------
                                                                               1999                     1998
                                                                  Percent of Income        Percent of Income
--------------------------------------------------------- -------------------------- ------------------------
Statutory income tax                                                          41.1%                    45.1%
Public Utilities Income Tax Transfer Act,
  Net of clawback                                                                 -                      1.7
Excess deductions for tax purposes                                           (38.8)                   (39.8)
Tax losses                                                                    (5.2)                        -
--------------------------------------------------------- -------------------------- ------------------------
Effective income tax rate                                                      1.1%                     7.0%
--------------------------------------------------------- -------------------------- ------------------------


NSPI has filed amended income tax returns for previous years that increase the tax depreciation (capital cost allowance) available to be deducted against the company's future taxable income. Those returns were reassessed by Revenue Canada to disallow the deductions claimed. The reassessments have been objected to and the issue is expected to be litigated. Without the benefit of this additional deduction, it is estimated that the company's tax liability in 1999 would have been approximately $39 million. If the company is unsuccessful in this matter, it would be entitled to recover these costs through the regulatory process.

     At December 31, 1999, providing for the effect of the amended returns, the tax value of the company's assets exceeded the related carrying value by approximately $1.0 billion (1998 - $1.1 billion). The company also has non-capital loss carry forwards of approximately $156 million: $36.2 million expiring in 2001, $80.5 million expiring in 2002, $30.3 million expiring in 2003, and $9.0 million expiring in 2004. These losses are attributable to NSPI. In accordance with the taxes payable accounting method, which is used by NSPI, the potential tax benefits related to these amounts have not been reflected in these financial statements. Such potential benefits will be recognized as realized for income tax purposes.

MINORITY INTEREST
Minority Interest relates to NSPI preferred dividends and includes Part VI.1 tax of $5.3 million (1998 - $4.8 million), net of a recovery of Part I tax of $7.3 million (1998 - $5.6 million) resulting from using Part VI.1 tax deductions to reduce income tax payable in the current year.

-------------------------------------------------------- -------------------------- ------------------------
Millions of dollars                                                           1999                     1998
-------------------------------------------------------- -------------------------- ------------------------
Preferred share dividend                                                     $13.3                    $12.0
Part VI.1 (recovery)                                                         (2.0)                    (0.8)
-------------------------------------------------------- -------------------------- ------------------------
                                                                             $11.3                    $11.2
-------------------------------------------------------- -------------------------- ------------------------

NOTE 5 PROPERTY, PLANT AND EQUIPMENT
------------------------------------------------- -------------------------- -------------------------- --------------------
Millions of dollars                                         Property, Plant                       1999                  Net
                                                              and Equipment   Accumulated Depreciation           Book Value
------------------------------------------------- -------------------------- -------------------------- --------------------
Generation:
  Thermal                                                          $1,498.7                     $475.6             $1,023.1
  Gas turbine                                                          27.4                       20.0                  7.4
  Hydroelectric                                                       325.6                      103.6                222.0
Transmission                                                          543.9                      294.2                339.7
Distribution                                                          854.1                      321.7                532.4
Other plant, land and equipment                                       232.2                       41.8                190.4
------------------------------------------------- -------------------------- -------------------------- --------------------
                                                                   $3,481.9                   $1,166.9             $2,315.0
------------------------------------------------- -------------------------- -------------------------- --------------------

------------------------------------------------- -------------------------- -------------------------- --------------------
Millions of dollars                                         Property, Plant                       1999                  Net
                                                              and Equipment   Accumulated Depreciation           Book Value
------------------------------------------------- -------------------------- -------------------------- --------------------
Generation:
  Thermal                                                          $1,471.9                     $450.4             $1,021.5
  Gas turbine                                                          27.1                       19.3                  7.8
  Hydroelectric                                                       316.0                      100.5                215.5
Transmission                                                          539.2                      190.7                348.5
Distribution                                                          823.4                      295.8                527.6
Other plant, land and equipment                                       214.5                       37.0                177.5
------------------------------------------------- -------------------------- -------------------------- --------------------
                                                                   $3,392.1                   $1,093.7             $2,298.4
------------------------------------------------- -------------------------- -------------------------- --------------------

Thermal Generation includes the Glace Bay generating station at a net book value of $32.3 million (1998 - $29.3 million). The plant has not been depreciated since it was removed from service in 1995 (note 1f).

NOTE 6. ACCOUNTS RECEIVABLE SECURITIZATION
On March 5, 1997, NSPI entered into an agreement with a financial institution to sell up to $88 million of trade receivables and unbilled revenue on a revolving basis. At December 31, 1999, trade receivables and unbilled revenue sold amounted to $74 million compared to $75 million in 1998. The agreement is scheduled to expire in 2002.

NOTE 7. DEFERRED CHARGES
------------------------------------------------------------------------------------ ------------------- -----------------
Millions of dollars                                                                                1999              1998
------------------------------------------------------------------------------------ ------------------- -----------------
Unamortized debt financing and defeasance costs                                                 $ 272.4           $ 287.6
Unamortized Point Aconi expenses                                                                      -              23.1
Deferred pension assets and retiree benefits                                                       14.8               9.2
Unamortized severance costs (note 1i)                                                               9.0              13.3
Holdback on accounts receivable securitization                                                      7.4               7.5
Deferred coal bed methane exploration costs (SBCGI)                                                 5.5               7.2
Other                                                                                              10.4              13.5
------------------------------------------------------------------------------------ ------------------- -----------------
                                                                                                 $319.5            $361.4
------------------------------------------------------------------------------------ ------------------- -----------------

N o t e s t o t h e C o n s o l i d a t e d F i n a n c i a l
S t a t e m e n t s


NOTE 8. COMMON SHARES
Authorized:
Unlimited number of non-par value Common Shares.

Issued and outstanding:

                                                                                   Millions of Shares     Common Share Capital
------------------------------------------------------------------------------ ----------------------- ------------------------
December 31, 1997                                                                               86.50                   $667.6
Issued for cash under the Dividend Reinvestment Plan in 1998                                     0.20                      3.9
Issued under the Employee Common Share Purchase Plan                                             0.05                      0.8
Options exercised                                                                                0.05                      0.2
------------------------------------------------------------------------------ ----------------------- ------------------------
December 31, 1998                                                                               86.80                   $672.5
------------------------------------------------------------------------------ ----------------------- ------------------------

January 1, 1999
Issued in exchange for all issued and outstanding common                                        86.80                   $672.5
  Shares of NSPI under the reorganization described in note 1a
Issued for cash under the Dividend Reinvestment Plan in 1999 Issued under                        0.20                      3.2
the Employee Common Share Purchase Plan                                                          0.05                      0.8
Options exercised                                                                                   -                        -
------------------------------------------------------------------------------ ----------------------- ------------------------
December 31, 1999                                                                               87.05                   $676.5
------------------------------------------------------------------------------ ----------------------- ------------------------

DIVIDEND REINVESTMENT AND EMPLOYEE COMMON SHARE PURCHASE PLANS
The company has a Common Shareholder Dividend Reinvestment Plan and an Employee Common Share Purchase Plan, which provide an opportunity for shareholders and company employees to reinvest dividends and make cash contributions, for the purpose of purchasing common shares.

STOCK-BASED COMPENSATION PLAN

a. Description The company has a stock option plan which grants options to Executive Officers of NSH for a maximum term of ten years. The option price for the shares that are the subject of any option is the market price of the shares on the day the option is granted.

     All options granted to date are exercisable on a graduated basis with up to 25 percent of options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The maximum number of such shares optioned to any one Executive Officer cannot exceed one percent of the issued and outstanding common shares on the date the option is granted.

b.  Status of Plan

------------------------------------------------ ---------------- ---------------- ------------------- --------------------
                                                 1999             Weighted-average 1998 Shares under   Weighted-average
                                                 Shares under     exercise price   option              exercise price
                                                 option
------------------------------------------------ ---------------- ---------------- ------------------- --------------------
Outstanding at beginning of year                         308.750           $15.13             193,750               $12.65
Exercisable at end of year                               228,750           $14.46             208,750               $14.22
Granted                                                  122,500           $17.00             115,000               $19.32
Exercised                                                      -                -              17,500               $11.31
Outstanding at end of year                               431,250           $15.66             308,750               $15.13
------------------------------------------------ ---------------- ---------------- ------------------- --------------------

NOTE 9.  MINORITY INTEREST

The minority interest represents preferred shares that are held in Nova Scotia Power Inc.

Authorized:
Unlimited number of First Preferred Shares, issuable in series.

Unlimited number of Second Preferred Shares, issuable in series.

Issued and outstanding:
-------------------------------------------------------------------------------- ---------------- --------------------------
Millions  of Dollars                                                             Millions of      Common Share Capital
                                                                                 Shares
-------------------------------------------------------------------------------- ---------------- --------------------------
December 31, 1997
6% Cumulative, Redeemable Series A First Preferred Shares                                    8.0                     $200.0
-------------------------------------------------------------------------------- ---------------- --------------------------
December 31, 1998                                                                            8.0                     $200.0

5.15% Cumulative, Redeemable Series B First Preferred Shares
  with non-detachable Series C Purchase Warrants                                             5.0                      $31.3
-------------------------------------------------------------------------------- ---------------- --------------------------
December 31, 1999                                                                           13.0                     $231.3
-------------------------------------------------------------------------------- ---------------- --------------------------


SERIES A PREFERRED SHARES
The Series A preferred shares are redeemable at $25 per share.

Prior to the reorganization, NSPI had the option to redeem the Series A preferred shares. Following the reorganization, NSPI became obligated to redeem the Series A preferred shares by September 1, 2000.

SERIES B PREFERRED SHARES AND SERIES C PURCHASE WARRANTS
On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units (Units) with each Unit consisting of one non-detachable Cumulative Redeemable First Preferred Share, Series B (Preferred Share Series B) and one Cumulative Redeemable First Preferred Share, Series C Purchase Warrant (Warrant) at a price of $6.25 per Unit. Until October 1, 2000, each Preferred Share Series B is entitled to a fixed cumulative preferential cash dividend of 5.15% per share per annum, as and when declared by the Board of Directors of NSPI (the Board of Directors), which accrue from the date of issue and are payable quarterly on the first day of January, April, July and September of each year. After October 1, 2000, the Series B shares will be entitled to a $0.04 per share per annum fixed cumulative preferential cash dividend as and when declared by the Board of Directors. Unit holders have the right to convert their units with a cash payment of $18.75 on October 1, 2000, January 1, 2001 and April 1, 2001, to one Cumulative Redeemable First Preferred Share, Series C (Preferred Share Series C) of NSPI.

     Each Preferred Share Series C will be entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, which will accrue from the date of issue and be payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Preferred Share Series C, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends.

NOTE 10. LONG-TERM DEBT
-------------------------------------------------------------------------------- ---------------- --------------------------
Millions  of Dollars                                                             1999                                  1998
-------------------------------------------------------------------------------- ---------------- --------------------------
Debentures and notes payable                                                           $ 1,268.8                  $ 1,247.2
Less: Current portion                                                                      (8.1)                    (163.5)
-------------------------------------------------------------------------------- ---------------- --------------------------
                                                                                       $ 1,260.7                   $1,083.7
-------------------------------------------------------------------------------- ---------------- --------------------------

All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured.


Long-term debt is summarized by year of maturity in the following table:

----------------------------------------------------------------------------------------------------------------------------
Millions of dollars              December 31, 1999                                  December 31, 1998
----------------------------------------------------------------------------------------------------------------------------
Year of Maturity           Principal            Weighted Average         Principal             Weighted Average Coupon Rate
                           Outstanding          Coupon Rate              Outstanding
-------------------------- -------------------- ------------------------ --------------------- -----------------------------
                                                                      %                                                   %
-------------------------- -------------------- ------------------------ --------------------- -----------------------------
1999                                                                                   $163.5
2000                                      $8.1                                            3.2
2001                                     120.7                                          120.5
2002                                     120.0                                          120.0
2003                                     150.0                                          150.0
2004                                      50.0                                              -
-------------------------- -------------------- ------------------------ --------------------- -----------------------------
Total 1 - 5 Years                        448.8                     7.56                 557.2                          7.83
6 - 10   Years                           380.0                     6.29                 250.0                          7.07
11 - 15 Years                                -                        -                     -                             -
16 - 20 Years                            165.0                     9.18                  70.0                          8.40
21 - 25 Years                                -                        -                  95.0                          9.75
26 - 30 Years                            165.0                     8.77                 165.0                          8.77
31 - 40 Years                             60.0                     8.30                  60.0                          8.30
41 - 100 Years                            50.0                     7.60                  50.0                          7.60
-------------------------- -------------------- ------------------------ --------------------- -----------------------------
                                      $1,268.8                     7.58              $1,247.2                          7.99
-------------------------- -------------------- ------------------------ --------------------- -----------------------------


NOTE 11. DEBT DUE WITHIN ONE YEAR
Debt due within one year is normally refinanced from the proceeds of long-term financing. Short-term debt consists of commercial paper, bankers' acceptances and libor loans issued against an operating line of credit. Commercial paper, bankers' acceptances and libor loans bear interest at prevailing market rates which on December 31, 1999, averaged 5.15%, 5.55% and 6.63% respectively (1998 - 5.13%, 5.55% and nil). The operating line of credit is due on demand and bears interest at prime which on December 31, 1999, was 6.50% (1998 - 6.75%).

millions of dollars                                                                                     1999           1998
-------------------------------------------------------------------------------------------- ---------------- --------------
Short-term debt                                                                                       $320.2         $353.9
Current portion of long-term debt (note 10)                                                              8.1          163.5
-------------------------------------------------------------------------------------------- ---------------- --------------
                                                                                                      $328.3         $517.4

NOTE 12. PENSION PLANS
NSPI maintains contributory defined-benefit pension plans that cover substantially all of its employees. The market value of pension fund assets at December 31, 1999, was $402.3 million (1998 - $360.4 million). The estimated actuarial present value of accrued pension benefits attributed to services rendered to December 31, 1999, was $382.9 million (1998 - $358.6 million).

NOTE 13. FINANCIAL INSTRUMENTS

------------------------------- --------------------------------------- ---------------------------------------------------
                                           Carrying Amount                                  Fair Value
------------------------------- ------------------ -------------------- --------------------------- -----------------------
Millions of dollars                          1999                 1998                        1999                    1998
------------------------------- ------------------ -------------------- --------------------------- -----------------------
Long-term debt                        ($ 1,268.8)          ($ 1,247.2)                 ($ 1,326.8)             ($ 1,429.4)
Short-term debt                         ($ 320.2)            ($ 353.9)                   ($ 318.4)               ($ 355.3)
Hedging instruments                       ($ 0.3)              ($ 0.4)                       $ 1.4                 ($ 0.6)
------------------------------- ------------------ -------------------- --------------------------- -----------------------

LONG-TERM DEBT AND SHORT-TERM DEBT
The fair value of NSH's long-term and short-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to NSH, for debt of the same remaining maturities.

HEDGING INSTRUMENTS
The fair value of hedging instruments is estimated by obtaining prevailing market rates from invest-ment dealers.

     The company uses derivative instruments to reduce specific underlying interest rate, commodity price, foreign exchange and weather exposure.

     The company periodically enters into interest rate contracts to convert the interest characteristics of outstanding short-term debt from floating to a fixed rate basis.

     Interest rate contracts converting floating interest on average borrowings of $265.0 million (1998 - $395.0 million) to a weighted average fixed interest rate of 6.20% (1998 - 6.66%) were outstanding at December 31, 1999.

     The company enters into oil swap and option contracts to limit exposure to fluctuations in world prices of heavy fuel oil. As at December 31, 1999, the company had entered into oil swap contracts that fix 0.9 million barrels of oil at an average price of U.S. $12.56 per barrel.

     Oil and part of the company's coal requirements are priced in U.S. dollars. NSH enters into foreign exchange forward and option contracts to limit exposure to currency rate fluctuations. Currency forwards are used to fix the Canadian dollar cost to acquire U.S. dollars, eliminating exposure to currency rate fluctuations. Forward contracts to buy U.S. $107 million at an average rate of CAD $1.4706 were out-standing for 2000 and U.S. $4 million at an average rate of CAD $1.4565 were outstanding for 2001, at December 31, 1999. Foreign exchange options to buy U.S. $4 million with an average rate of CAD $1.5400 were outstanding at December 31, 1999.

     The company enters into weather temperature contracts that limit its exposure to revenue losses from abnormally warm weather during the winter heating season. At December 31, 1999 the company limited its exposure to a significant portion of the first and fourth quarters of 2000 space heating losses.

     NSH is exposed to credit-related losses in the event of nonperformance of counterparties to financial instruments. The company has a policy of accepting as counterparties only those institutions meeting the three highest rating categories as determined by two recognized security rating institutions. Accordingly, it does not expect any counterparties to fail to meet their obligations.

NOTE 14. COMMITMENTS AND CONTINGENCIES

NSH had the following significant commitments at December 31, 1999:

o A requirement to purchase the coal output of the Cape Breton Development Corporation's (CBDC) Prince Mine which is not expected to exceed 1.1 million tonnes of coal. Purchases from CBDC may be reduced to the extent that the company purchases coal from alternative sources in the event of production problems at CBDC, as was the case in 1999.

o Annual requirement to purchase approximately $15 million of electricity from independent power producers for each of the next five years.

o NSH is responsible for managing a portfolio of approximately $1.6 billion of defeasance securities held in trust. The defeasance securities must provide the principal and interest streams of the related defeased debt. Approximately 68%, or $1.0 billion, of the defeasance portfolio consists of investments in the related debt, eliminating all risk associated with this portion of the portfolio.

NOTE 15. COMPARATIVE INFORMATION

The comparative financial statements have been presented as if NSH was the parent company as of January 1, 1998. (See note 1a.)

     Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted for 1999.

Operating Statistics                                                                            7-year summary
Years Ended December 31                         1999         1998          1997         1996         1995         1994         1993
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Electric energy sales
   (GWh)
       Residential                           3,494.6      3,377.9       3,498.9      3,471.9      3,380.3      3,445.3      3,400.3
       Commercial                            2,582.8      2,485.9       2,506.7      2,505.7      2,483.9      2,455.4      2,440.1
       Industrial                            3,834.8      3,423.7       2,842.6      2,754.1      2,820.9      2,715.0      2,706.3
       Other                                   453.2        484.4         667.7        413.9        349.7        350.2        347.4
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Total electric energy sales                 10,365.4      9,771.9       9,515.9      9,145.6      9,034.8      8,965.9      8,894.1
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Sources of energy
       (GWh)
      Thermal  - coal                        7,816.0      7,015.0       8,246.5      7,850.3      7,053.1      7,159.7      6,345.6
                - oil                        1,870.9      2,358.3         781.4        608.7      1,239.4      1,205.7      2,117.2
Hydro                                          980.7        890.9         934.9      1,111.6        883.2      1,012.0        877.6
Purchases                                      411.3        242.0         340.2        254.6        499.5        216.2        218.9
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Total generation
   And purchases                            11,078.9     10,506.2      10,303.0      9,825.2      9,675.2      9,593.6      9,559.3
Losses and internal use                        713.5        734.3         787.1        679.6        640.4        627.7        665.2
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Total electric energy sold                  10,365.4      9,771.9       9,515.9      9,145.6      9,034.8      8,965.9      8,894.1
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Customers
       Residential                           397,406      394,012       388,386      384,856      380,055      375,553      371,270
       Commercial                             31,753       31,942        31,727       32,329       32,383       32,342       32,289
       Industrial                              2,118        2,096         1,998        1,686        1,633        1,581        1,537
       Other                                   6,760        6,343         5,917        5,908        5,892        5,731        5,596
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Total customers                              438,037      434,393       428,028      424,779      419.963      415,207      410,692
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Capacity
Generating nameplate
   Capacity (MW)
       Coal Fired                              1,272        1,272         1,272        1,272        1,388        1,388        1,218
       Heavy Fuel Oil-Fired                      350          350           350          350          350          350          350
       Gas Turbine                               180          180           180          180          180          180          180
      Hydroelectric                              381          381           381          381          381          381          381
 Independent power producers                      25           25            25           25            3           --           --
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
                                               2,208        2,208         2,208        2,208        2,302        2,299        2,129
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Number of employees                            1,588        1,634         1,742        1,907        1,935        2,181        2,213
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Km of transmission lines
   (69 kV and over)                            5,250        5,250         5,236        5,213        5,212        5,208        5,339
---------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------
Km of distribution lines
   (25 kV and under)                          24,000       23,711        23,155       23,238       23,226       24,362       24,344

Financial Information                                                                            7-year summary
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Years Ended December 31                        1999          1998         1997         1996         1995         1994         1993
(millions of dollars)
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total revenue                                $824.6        $773.1       $748.7       $741.2       $720.6       $715.6       $709.1
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Cost of operations
   Fuel for generation and
    Power purchased                           267.5         257.3        246.4        238.7        244.8        246.6        246.7
Cost of goods sold                             23.3          14.0            -            -            -            -            -
Operating, maintenance
and general                                   155.5         142.5        138.6        157.7        147.7        151.3        150.5
Grants in lieu of property taxes                8.9           5.5          5.3          5.2          5.2          5.1          5.0
Voluntary separation program                      -             -            -            -            -            -         21.7
Provincial capital tax                          7.0           6.7          5.2            -            -            -            -
Depreciation                                   94.8          91.3         87.8         85.0         86.5         83.1         70.6
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
                                              557.0         517.3        483.3        486.6        484.2        486.1        494.5

--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Earnings from operations                      267.6         255.8        265.4        254.6        236.4        229.5        214.6
(Amortization) deferral of
    Point Aconi expenses                     (23.1)        (16.7)       (12.8)          5.1         22.6         24.9            -
Allowance for funds used
    During construction                         4.8           3.8          4.0          4.2          1.3          9.6         46.1
Equity earnings in pipeline                     6.3             -            -            -            -            -            -
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Earnings before interest and
    Income taxes                              255.6         242.9        256.6        263.9        260.3        264.0        260.7
Interest                                      136.5         132.7        140.2        148.9        143.5        152.2        160.5
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Earnings before income taxes                  119.1         110.2        116.4        115.0        116.8        111.8        100.2
Income and large corporations tax               7.4          13.6         14.2         11.4          5.2          1.0          4.8
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Net earnings before
  Minority interest                           111.7          96.6        102.2        103.6        111.6        110.8         95.4
Minority interest                              11.3          11.2          9.5         13.6         16.8         16.8          3.9
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Net earnings applicable
   To common shares                           100.4          85.4         92.7         90.0         94.8         94.0         91.5
Common dividends                               72.2          71.1         69.9         68.7         66.7         64.8         63.9
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Earnings retained for use
     In company                               $28.2         $14.3        $22.8        $21.3        $28.1        $29.2        $27.6
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Property, plant and

  equipment, net                           $2,362.3      $2,333.9     $2,293.1     $2,280.6     $2,277.1     $2,275.6     $2,264.0
Matching notes receivable                         -             -            -         46.1        325.8        368.0        379.5
Other assets                                  332.5         361.4        430.4        435.4        355.5        272.1        180.8
Pipeline investment                            54.7          30.5            -            -            -            -            -
Current assets                                151.7         108.3        157.7        302.6        185.6        212.9        234.2
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total assets                               $2,901.2      $2,834.1     $2,881.2     $3,064.7     $3,144.0     $3,128.6     $3,058.5

Common shares                                $676.5        $672.5       $667.6       $661.3       $655.9       $653.4       $650.7
Retaained earnings                            265.8         238.7       2224.4        201.6        180.3        152.2        123.0
Minority interest                             231.3         200.0        200.0        200.0        200.0        200.0        200.0
Long-term debt                              1,260.7       1,083.7      1,107.5      1,258.1      1,640.2      1,469.2      1,679.2
Deferred credits                                2.2           2.2         26.9         13.4         14.7         16.0         16.0
Current liabilities                           464.7         637.0        654.8        730.3        452.9        637.8        389.6
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total equity and liabilities               $2,901.2      $2,834.1     $2,881.2     $3,064.7     $3,144.0     $3,128.6     $3,058.5
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Capital expenditures                         $141.7        $162.6       $100.3        $88.5        $88.0        $94.7       $125.9
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Cost of fuel - coal                          $186.4        $164.8       $189.2       $198.9       $189.5       $204.4       $179.6
              - oil                            56.1          76.2         35.7         22.6         39.0         35.2         60.5
Power purchased                                25.0          16.3         21.5         17.2         16.3          7.0          6.6
--------------------------------------- ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total cost of fuel and
    Power purchased                          $267.5        $257.3       $246.4       $238.7       $244.8       $246.6       $246.7

C O R P O R A T E G O V E R N A N C E

Statement of Corporate Governance Practices

NS Power Holdings' framework for corporate governance enables the Board of Directors to effectively contribute to the management of the Company.

BOARD MANDATE
The Board of Directors is responsible for management of the business and affairs of the Company. The Board has established three committees which assist it in fulfilling its responsibilities. The Board appoints the Company's management and delegates authority and responsibility to management for all aspects of NS Power Holdings' business and affairs. Management is expected to achieve objectives established by the Board and its performance is evaluated against such objectives.

     Management's discussion and analysis of the Company's operating performance for 1999 is included in this Annual Report.

BOARD COMPOSITION
The Company's by-laws provide that the size of the Board be no less than 10 members and no more than 15 members. To assure the independence of the Board of Directors, the Company's by-laws also provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. The Chair of the Board and the Chief Executive Officer must be separate individuals. Each Board Committee is made up of Directors who are not employees of the Company or its subsidiaries or affiliates.

     The Board is satisfied this number of Directors results in effective decision-making by the Board. One Director, Mr. David Mann, is the President and Chief Executive Officer and is an employee of the Company. The Board believes that all of the other current Directors are unrelated Directors. Each of those Directors is independent of management, none has any interest, business or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interests of the Company. None of the Directors receive remuneration from the Company other than Directors' retainers, fees or retainers for service as Chair of the Board or Chair of a Committee.

     The Board has adopted a number of operating procedures to address issues associated with Directors' performance, Board composition, and conflict of interest. These procedures are intended to enhance the ability of Directors to carry out their duties and to ensure an orderly rotation of Board members without impairing Board operations.

     Upon reaching age 70, a Director is not eligible for re-election at the next annual meeting. No person may hold the position of Chair of the Board for three consecutive years without a review by the Board.

     The Company's voting shares are widely held and there are legislative provisions which prohibit an individual shareholder from holding more than 15 percent of the voting shares of the Company. There is currently no shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

BOARD COMMUNICATION
A regular flow of information from management to the Board of Directors ensures that the Board has sufficient and timely information concerning the Company's affairs. This information is used by the Board to assess both the direction of the Company's business and the performance of management. The Board of Directors receives a briefing package from management in advance of all meetings. The Directors also receive regular communications between meetings which include information respecting any new developments which might affect NS Power Holdings' business and that of its subsidiaries, in addition to specific information provided to individual Directors to allow them to fulfil their duties as members of a Board committee.

     The Directors are kept informed of Company operations at the meetings of the Board and its committees and through reports from and discussions with Management. Board and committee meetings are held on a regularly scheduled basis and communications between the Directors and management occur apart from regularly scheduled Board and committee meetings in the form of oral and written briefings or specially-called meetings. Management reports on Company operations and results at such meetings and responds to questions from the Directors.

     An orientation and education program is provided to all new members of the Board. New members of the Board are given briefings on the Company, its strategic plan, and past history of Board operations.

     The Board and its Committees, at their option, regularly meet independently of management to discuss various issues. While there is no specific provision in the by-laws, the Board has engaged outside advisors in appropriate circumstances in the past.

BOARD FUNCTIONS
The Board makes all major decisions for the Company, including those set out below. Many Board functions are carried out by the three Committees of the Board. The Board and its Committees are responsible for these main functions:

o    adopting a strategic planning process and overseeing its implementation;

o identifying principal risks in the business and implementing systems to manage these risks;

o ensuring business risks are properly identified and managed, and approving decisions involving significant risks to the Company;

o    monitoring  the  effectiveness  of  the  Company's   corporate   governance
     practices and approving any necessary changes;

o succession planning for senior management and monitoring, appointing and training senior management;

o    setting performance objectives and monitoring results;

o    overseeing   communications   with  shareholders  and  other  stakeholders,
     including reviewing the quarterly financial statements, and approving the annual financial statements, annual report and annual information form;

o approving the financial statements and the Management Discussion and Analysis in the Annual Report;

o ensuring proper financial reporting and financial control systems are in place including proper inspection, control and audit systems;

o    approving the issue of securities;

o    the integrity of internal control and management information systems;

o approving operating and capital budgets and specific requests for major capital expenditures;

o developing position descriptions for the Board and for the Executive Officers of the Company, including the corporate objectives for the President and Chief Executive Officer;

o reviewing and approving compensation for Directors and Executive Officers and compensation policies for the Company; and

o    establishing general corporate policies.

SHAREHOLDER FEEDBACK
NS Power Holdings provides information to, and responds to, inquiries from shareholders. Through toll-free lines, shareholders, customers and others receive information from the Company and may also contact the Company. Shareholders may contact the Company at the Office of the Corporate Secretary and General Counsel or through its Investor Services group. Shareholder inquiries or suggestions that are addressed to the Board, a specific department or person, are forwarded to the intended recipient.

BOARD COMMITTEES
NS Power Holdings' Board of Directors has three Committees to assist it in carrying out its duties. The Company's by-laws provide that Committees must consist of Directors who are not employees of the Company or its subsidiaries or affiliates. Board Committees are appointed annually and the composition and Chair of all Committees is reviewed at least every three years.

     The by-laws of the Company state that the Board of Directors may establish an Executive Committee of the Board of Directors which may include members of management. The Directors have determined, however, that because of the relatively small size of the Board, it is not appropriate to constitute such a Committee at this time. This helps to ensure that all Directors are equally and fully briefed on issues relating to the Company's business and affairs.

AUDIT COMMITTEE
The Audit Committee must consist of at least three Directors. This Committee is responsible for ensuring that appropriate internal control procedures are in place relating to the internal and external audit of the Company's accounts. The Audit Committee reviews investment issues and policies. It also reviews and recommends to the Board of Directors for approval, documents such as the Annual Report, the Annual Information Form, the Management Discussion and Analysis, the audited financial statements and the unaudited interim reports to shareholders. The Audit Committee meets at least quarterly with the internal and external auditors and management and at each quarterly meeting, meets independently with each of these parties to the exclusion of the others.

     This  Committee  also  receives   reports  on  and  reviews  the  financial
performance of Company pension plans, including pension fund and fund manager performance, and reviews investment guidelines for the pension plans.

    This Committee currently consists of the following Directors:
    Mr. Thomas R. Hall, Committee Chair
    Mr. M. Edward MacNeil
    Mr. Kenneth C. Rowe
    Ms. Rosemary Scanlon

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
The Management Resources and Compensation Committee (the "MRC Committee") reviews compensation policies, benefits and other matters relating to senior management and monitors succession planning. It reviews the annual incentive plan for all Executive Officers, makes recommendations to the Board of Directors in respect of these matters and evaluates the performance of the President and Chief Executive Officer.

     The MRC Committee consists of three Directors and is required to meet at least annually. The MRC Committee reports regularly to the Board.

     The MRC Committee currently consists of the following directors:
     Mr. Purdy Crawford, Committee Chair
     Mrs. R. Irene d'Entremont
     Dr. E. Parr-Johnston

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
The Nominating and Corporate Governance Committee consists of three Directors. It is responsible for developing and communicating the Company's approach to corporate governance issues. It also identifies nominees for election as Directors and ensures that such nominees are, in the reasonable opinion of the Committee, individuals who have the ability to contribute and devote the necessary time to the Board of Directors.

     The effectiveness of the Board, individual Directors, and the Committees is assessed by the Nominating and Corporate Governance Committee which solicits and reviews Directors' comments and may propose modifications to improve the Board functions, Committee functions, composition, and the Company's corporate governance processes.

     The Nominating and Corporate Governance Committee currently consists of the following Directors:
       Mr. Paul D. Sobey, Committee Chair
       Mr. George A. Caines
       Mr. James K. Gray

CORPORATE GOVERNANCE COMPLIANCE
Corporate governance is the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management. The direction and management of NS Power Holdings' business also takes into account the impact on other stakeholders such as employees, customers, suppliers and communities.

     The Company's corporate governance practices comply with the guidelines for corporate governance of The Toronto Stock Exchange.

EXECUTIVES                                                      ---------------
                                                                |              |
David Mann, President and Chief Executive Officer               |              |
(pictured  on page 3)                                           |   [PICTURE]  |
                                                                |              |
Standing (left to right)                                        |              |
Jay  Forbes,  Senior  Vice  President  and  Chief  Financial    |              |
Officer; Phil Sidebottom,  Vice President, Power Production;    |              |
Liz  MacDonald,  Vice  President,   Human  Resources;  Chris    |              |
Huskilson,  Executive  Vice  President,   Operations:  Wayne    |              |
Crawley, Vice President, Marketing and Growth, President and    |              |
CEO, Enercom.                                                   ---------------

Seated (left to right)
Murray Coolican, Vice President, Public Affairs; Rick Smith, Corporate Secretary and General Counsel

BOARD OF DIRECTORS

Derek Oland
(Chairman of the Board)
Chairman and
Chief Executive Officer
Moosehead Breweries Limited
New River Beach, New Brunswick

David McD. Mann, Q.C.
President and
Chief Executive Officer
NS Power Holdings
Incorporated and
Nova Scotia Power Incorporated
Halifax, Nova Scotia

George A. Caines, Q.C.
Nova Scotia Managing Partner
Stewart McKelvey Stirling Scales
Halifax, Nova Scotia

Purdy Crawford, O.C.
Counsel, Osler, Hoskin & Harcourt
Chair, AT&T Canada Corp.
Toronto, Ontario

R. Irene d'Entremont
President
M.I.T. Electronics Inc.
Yarmouth, Nova Scotia

James K. Gray
Chairman
Canadian Hunter
Exploration Ltd.
Calgary, Alberta

Thomas R. Hall (1)
Company Director
Halifax, Nova Scotia

M. Edward MacNeil
Company Director
Sydney, Nova Scotia

Dr. Elizabeth Parr-Johnston
President and Vice-Chancellor
University of New Brunswick
Fredericton, New Brunswick

Kenneth C. Rowe
Chairman and Chief
Executive Officer
IMP Group International Inc.
Halifax, Nova Scotia

Rosemary Scanlon
Economic Consultant
New York City, New York

Paul D. Sobey
President and
Chief Executive Officer
Empire Company Limited
New Glasgow, Nova Scotia

COMMITTEES:

AUDIT COMMITTEE

Thomas R. Hall (Chair)
M. Edward MacNeil
Kenneth C. Rowe
Rosemary Scanlon

MANAGEMENT RESOURCES
AND COMPENSATION
COMMITTEE

Purdy Crawford (Chair)
R. Irene d'Entremont
Dr. Elizabeth Parr-Johnston

NOMINATING AND
CORPORATE GOVERNANCE
Paul D. Sobey (Chair)
George A. Caines
James K. Gray

CREDITS
Design Ove Design & Communications Ltd.
Photography John Sherlock (Excepting Mr.
Oland & Mr. Mann, Page 3: Don Robinson; 1. Retiring May, 2000

Ms. Cromwell, Page 6: Marvin Moore; Point Tupper, Page 6: Roger Cormier; M&NP Construction, Page 6: Courtesy of M&NP; Ms. MacNeil, Page 6: Owen Fitzgerald.) Printing Atlantic Nova Print Co. Inc.

Dividend Payments in 2000                                        Head Office
-------------------------                                        -----------
Subject to approval by the Board of Directors, common share
dividends for NS Power Holdings Inc. are payable on or about     Nova Scotia Power Inc.
the 15th of February, May, August and November. A first          P.O. Box 910
quarter dividend of $0.21 has been declared payable February     Halifax, Nova Scotia B3J 2W5
15th, 2000.                                                      T: 902.428.6250

A quarterly dividend of $0.375 is payable on the first day of    Transfer Agent
January, April, July and October for Nova Scotia Power Inc.'s    Montreal Trust
Series A 6% Preferred Shares.                                    P.O. Box 36012, 1465 Brenton Street
                                                                 Halifax, Nova Scotia B3J 3S9
A quarterly dividend of $0.0804687 is payable on the first day   T: 902.420.2211
of January, April, July and October for Nova Scotia Power        F: 902.420.2764
Inc.'s Series B First Preferred Share Units.
                                                                 Investor Services
Dividend Reinvestment and Share Purchase Plan                    T: 902.428.6060 or 1.800.358.1995
NS Power Holdings Inc.'s Dividend Reinvestment and Share         F: 902.428.6181
Purchase Plan is available to shareholders resident in Canada.   E: investors@nspower.ca

The Plan provides shareholders with a convenient and             Financial Analysts, Portfolio Managers
economical means of acquiring additional common shares through   and other Institutional Investors
the reinvestment of dividends. Plan participants may also        T: 902.428.6999
contribute cash payments of up to $5,000 per quarter.            F: 902.428.6181
Participants of the plan pay no commissions,                     E: judy.steele@nspower.ca
service charges or brokerage fees for shares purchased under
the Plan.                                                        Share Listings
                                                                 Toronto Stock Exchange (TSE)
Please contact Investor Services if you have questions or wish   Common shares: NSH
to receive a copy of the plan brochure and enrollment form.      Preferred shares: NSI.PR.A, NSI.UN

Direct Deposit Service                                           Shares Outstanding
Shareholders may have dividends deposited directly into          (as at December 31, 1999)
accounts held at financial institutions which are members of     Common shares: 87 million
the Canadian Payments Association. To arrange this service,
please contact Investor Services.                                Share Trading Summary
                                                                 (TSE, January 1 to December 31, 1999)
Earnings Reporting                                               High $19.30
Quarterly  earnings are expected to be announced                 Low $13.00
on May 3rd, August 10th and November 10th, 2000.                 Close $14.40
Year end results for 2000 will be released in February 2001.     Volume 26.4 million
Annual General Meeting
Wednesday, May 3, 2000; 11:00 A.M.; World Trade                  Dividends Paid in 1999
and Convention                                                   $0.83 per common share
Centre, Halifax, Nova Scotia

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